Exhibit 99.1

2016
Annual Information Form
Emera Incorporated
March 9, 2017
Emera

2016 Annual Information Form	1

TABLE OF CONTENTS

DEFINITIONS	2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	11

INTRODUCTION	13

CORPORATE STRUCTURE	14

GENERAL DEVELOPMENT OF THE BUSINESS	15

Financing Activity	22

Changes in Business Expected During 2017	23

DESCRIPTION OF THE BUSINESS	27

Emera Florida and New Mexico	28

Nova Scotia Power	31

Emera Maine	33

Emera Energy	39

Corporate and Other	42

Risk Factors	43

CAPITAL STRUCTURE	43

Common Shares	43

Emera First Preferred Shares	44

Emera Second Preferred Shares	50

Share Ownership Restrictions	50

DIVIDENDS	51

Credit Ratings	53

MARKET FOR SECURITIES	54

Trading Price and Volume	54

TRANSFER AGENT AND REGISTRAR	57

DIRECTORS AND OFFICERS	58

CERTAIN PROCEEDINGS	64

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	64

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	64

MATERIAL CONTRACTS	65

EXPERTS	65

ADDITIONAL INFORMATION	65

Appendix “A” Emera Incorporated Audit Committee Charter	66

2016 Annual Information Form	2

DEFINITIONS

For convenience, terms used throughout this 2016 AIF of Emera Incorporated shall have the following meanings:

“2016 Order” means the June 2016 NMPRC order;

“2019 Notes” means the USD$500 million aggregate principal amount of 2.15% Senior Notes due 2019;

“2021 Notes” means the USD$750 million aggregate principal amount of 2.70% Senior Notes due 2021;

“2026 Notes” means the USD$750 million aggregate principal amount of 3.55% Senior Notes due 2026;

“2046 Notes” means the USD$1.25 billion aggregate principal amount of 4.75% Senior Notes due 2046;

“Acquisition Credit Facilities” means the Company’s non-revolving term credit facilities from a syndicate of banks in an aggregate principal amount of USD$6.5 billion;

“Adjusted net income” means net income attributable to common shareholders, as defined by USGAAP excluding the effect of after-tax mark-to-market adjustments related to certain derivative instruments, the mark-to-market adjustments included in Emera’s equity income related to the business activities of Bear Swamp, the mark-to-market adjustments related to an interest rate swap in EBPC, the mark-to-market adjustments related to the effect of USD-denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from the Debenture Offering for the TECO Transaction and the mark-to-market adjustments included in Emera Energy’s margin, including adjustments related to the price differential between the point where natural gas is sourced and where it is delivered and the amortization of transportation capacity recognized as a result of certain marketing and trading transactions. See the “Non-GAAP Financial Measures” section of the MD&A for the year ended December 31, 2016, which is incorporated herein by reference;

“AFUDC” means allowance for funds used during construction and represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment, where permitted by the regulator;

“AIF” means this 2016 Annual Information Form of Emera;

“ALJ” means Administrative Law Judge;

“APUC” means Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada and traded on the TSX under the symbol “AQN”;

“Atlantic Provinces” means the region of Canada consisting of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island;

“Bangor Hydro” means Bangor Hydro Electric Company, a transmission and distribution electric utility company incorporated under the laws of the State of Maine and a wholly owned, indirect subsidiary of Emera which merged on January 1, 2014 with MPS to form Emera Maine;

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“Bangor Hydro District” means the franchise electric service territory associated with the former Bangor Hydro in portions of the Maine counties of Penobscot, Hancock, Washington, Waldo, Piscataquis and Aroostook;

“Bayside Power LP” means Bayside Power Limited Partnership, a limited partnership governed by the laws of the Province of New Brunswick and wholly owned directly by Emera, and which owns and operates a 290 MW gas-fired electricity generating facility;

“BBD” means Barbadian dollars;

“Bear Swamp” means Bear Swamp Power Company, LLC, a 600 MW pumped storage hydroelectric company incorporated under the laws of the State of Delaware in which Emera indirectly holds a 50% interest;

“BLPC” means Barbados Light & Power Company Limited, a vertically integrated electric utility company incorporated under the laws of Barbados and a wholly owned, direct subsidiary of ECI;

“Board” means the Board of Directors of Emera;

“Brooklyn Energy” means Brooklyn Power Corporation, a 30 MW biomass co-generation company incorporated under the laws of the Province of Nova Scotia and a wholly owned direct subsidiary of Emera;

“Brunswick Pipeline” means the pipeline delivering re-gasified natural gas from the Canaport LNG gas terminal near Saint John, New Brunswick to markets in the Northeastern United States, which is owned directly by EBPC. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/US border near Baileyville, Maine;

“BSE” means the Barbados Stock Exchange;

“CAD” means Canadian dollars;

“CAIR” means the Clean Air Interstate Rule;

“Canadian Notes” means the $500 million 2.90 % senior unsecured notes due 2023;

“Cash Offer” means the offer for $23.26 ($33.30 BBD) in cash per common share of ECI;

“Companies Act Relief” means an order of the Nova Scotia Securities Commission pursuant to the Companies Act (Nova Scotia) exempting Emera from the requirement to prepare its annual financial statements in accordance with IFRS;

“Company” means Emera;

“Completion Guarantee” means a completion guarantee granted by Emera in favour of the Government of Canada under which Emera has guaranteed the performance of the obligations of NSP Maritime Link Inc. to cause the completion of the Maritime Link Project in the circumstances and within the timelines provided for in the Completion Guarantee. The Payment Obligation Agreement (as defined below) and Completion Guarantee collectively satisfy the requirement in the FLG term sheet to deliver the “Emera Guarantee Agreement”;

“Corporate and Other” means Emera’s consolidated investment in Emera Utility Services, Emera Reinsurance and Emera’s non-consolidated investments in ENL, NSP Maritime Link Inc., LIL, EBPC, M&NP, APUC and OpenHydro.

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Corporate and Other also includes other investments and interest revenue on intercompany financings and costs allocated to corporate activities not directly associated with operations, including without limitation, the acquisition costs for the TECO Transaction and the mark-to-market adjustments related to the effect of USD-denominated currency and forward contracts to economically hedge the anticipated proceeds from the Debenture Offering for the TECO Transaction;

“CSAPR” means Cross-State Air Pollution Rule;

“CST” means CST Trust Company;

“Debenture Offering” means the sale of the Debentures by the Selling Debentureholder;

“Debentures” means the 4.0% convertible unsecured subordinated debentures of Emera represented by instalment receipts that were issued on September 28 and October 2, 2015 in order to finance a portion of the TECO Transaction;

“Directors” mean the directors of Emera and “Director” means any one of them;

“Dividend Reinvestment Plan” means the Common Shareholders’ Dividend Reinvestment and Share Purchase Plan;

“Domlec” means Dominica Electricity Services Limited, an integrated electric utility on the island of Dominica, incorporated under the laws of the Commonwealth of Dominica, and an indirect subsidiary of Emera, through ECI;

“DR” means depositary receipt;

“DR Offer” means the offer for 2.1 Emera DRs representing common shares of Emera;

“EBH2” means Emera (Barbados) Holdings No. 2 Inc., a company incorporated under the laws of St. Lucia and an indirect wholly owned subsidiary of Emera;

“EBPC” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly owned, indirect subsidiary of Emera;

“ECC” means NSPI Energy Control Center;

“ECHL” means Emera Caribbean Holdings Limited (formerly Emera Caribbean Limited), a company incorporated under the laws of Barbados and a wholly owned, direct subsidiary of Emera and the direct or indirect parent company of ICDU and GBPC;

“ECI” means Emera (Caribbean) Incorporated (formerly LPH), a company incorporated under the laws of Barbados and an indirect subsidiary of Emera and the parent company of BLPC;

“ECRC” means the environmental cost recovery clause;

“EE New England Gas Generation” means Emera Energy Generation II LLC, a company incorporated under the laws of the State of Delaware that indirectly holds the New England Gas Generation Facilities, and a wholly owned, direct subsidiary of Emera;

“Electricity Plan Act” means the Electricity Plan Implementation (2015) Act;

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“Emera” means Emera Incorporated, a public company incorporated under the laws of the Province of Nova Scotia and traded on the TSX under the symbol “EMA”;

“Emera Caribbean” means Emera’s direct and indirect ownership interests in ECHL, Emera (Caribbean) Incorporated, BLPC, Domlec, GBPC and Lucelec;

“Emera Energy” means Emera Energy Incorporated, a wholly owned, direct subsidiary of Emera, amalgamated under the laws of the Province of Nova Scotia, and Emera Energy Limited Partnership, a wholly owned subsidiary of Emera formed under the laws of the Province of Nova Scotia, and whose business collectively includes the businesses of Emera Energy Services and Emera Energy Generation;

“Emera Energy Generation” means, collectively, EE New England Gas Generation, Bayside Power LP and Brooklyn Energy;

“Emera Energy Services” means Emera Energy Services, Inc., a natural gas and electricity marketing and trading company incorporated under the laws of the State of Delaware and a wholly owned, indirect subsidiary of Emera Energy Incorporated;

“Emera Florida and New Mexico” means TECO Energy and its holdings, including TEC, NMGC and TECO Finance;

“Emera Guarantee Agreement” means the condition precedent in the FLG term sheet to deliver to the Government of Canada a guarantee of certain payment and performance obligations, which condition precedent was satisfied collectively by the Completion Guarantee (as defined above) and the Payment Obligation Agreement (as defined below);

“Emera Maine” means the company resulting from the merger of Bangor Hydro and MPS under the laws of the State of Maine on January 1, 2014, and a wholly owned indirect subsidiary of Emera;

“Emera Reinsurance” means Emera Reinsurance Limited, a captive insurance company incorporated under the laws of Barbados and a wholly owned direct subsidiary of Emera, which provides insurance and reinsurance to Emera and certain affiliates to enable more cost efficient management of risk and deductible levels across Emera.

“Emera Utility Services” means Emera Utility Services Inc., a company incorporated under the laws of the Province of New Brunswick and a wholly owned direct subsidiary of Emera, which provides utility construction services in the Atlantic Provinces;

“ENL” means Emera Newfoundland and Labrador Holdings Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly owned, direct subsidiary of Emera, and the parent company of NSP Maritime Link Inc. and ENL Island Link Inc.;

“ENL Island Link Inc.” means ENL Island Link Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly owned, direct subsidiary of ENL;

“Exemptive Relief” means the relief granted to Emera by Canadian securities regulators allowing it to continue to report its financial results in accordance with USGAAP;

“Fair Trading Commission, Barbados” means the independent regulator of BLPC;

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“FAM” means the fuel adjustment mechanism established by the UARB;

“FCM” means forward capacity market;

“FERC” means the United States Federal Energy Regulatory Commission;

“Final Instalment” means the remaining $667 per Debenture that was payable on the Final Instalment Date;

“Final Instalment Date” means August 2, 2016;

“First Wind” means First Wind Holdings, LLC, a company incorporated under the laws of the State of Delaware;

“FPSC” means the Florida Public Service Commission, the regulator of Tampa Electric and PGS;

“GBPA” means The Grand Bahama Port Authority, the regulator of GBPC;

“GBPC” means Grand Bahama Power Company Limited, a vertically integrated electric utility company incorporated under the laws of the Commonwealth of The Bahamas and a direct and indirect subsidiary of ECHL;

“Government of Canada Bond Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Bond Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Government of Canada T-Bill Rate” means, for any quarterly floating rate period, the average yield expressed as a percentage per annum on three month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable floating rate calculation date;

“GRA” means a general rate application;

“GWh” means the amount of electricity measured in gigawatt hours;

“Hybrid Notes” means the USD$1.2 billion unsecured, fixed-to-floating subordinated notes due 2076;

“ICDU” means ICD Utilities Limited, a company incorporated under the laws of the Commonwealth of The Bahamas, traded on the Bahamas International Securities Exchange (BISX) under the symbol “ICD” and a direct subsidiary of ECHL;

“IFRS” means International Financial Reporting Standards;

“Interest Reset Date” means June 15, 2026, and on every quarter thereafter that the Hybrid Notes are outstanding until their maturity on June 15, 2076;

“IPPs” means independent power producers;

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“IRCD” means the Independent Regulatory Commission, Dominica, the independent regulator of Domlec;

“ISO-NE” means ISO-New England, an independent, non-profit Regional Transmission Organization which oversees the operation of New England’s bulk electric power system and transmission lines, generated and transmitted by its member utilities;

“km” means kilometres;

“Labrador Transmission Assets” means an electricity transmission project in Labrador between Muskrat Falls and Churchill Falls;

“Labrador-Island Transmission Link Project” or “LIL” means an electricity transmission project in Newfoundland and Labrador being developed by Nalcor, which will enable the transmission of the Muskrat Falls energy between Labrador and the island of Newfoundland;

“LNG” means liquefied natural gas;

“LPH” means Light & Power Holdings Ltd., the former name of ECI;

“Lucelec” means St. Lucia Electricity Services Limited, a company incorporated under the laws of St. Lucia in which Emera holds an indirect 19.1% interest through ECI;

“M&NP” means the Maritimes & Northeast Pipeline, a pipeline that transports natural gas from offshore Nova Scotia to markets in the Maritime Provinces and New England, in which Emera holds an indirect 12.9% interest;

“MAM” means Maine & Maritimes Corporation, a company incorporated under the laws of the State of Maine, the parent company of MPS, and a wholly owned, indirect subsidiary of Emera; MAM was dissolved when MPS and Bangor Hydro merged on January 1, 2014, forming Emera Maine;

“Maritime Link” or “NSP Maritime Link Inc.” means NSP Maritime Link Incorporated, a wholly owned direct subsidiary of ENL incorporated under the laws of the Province of Newfoundland and Labrador that is developing the Maritime Link Project;

“Maritime Link Project” means the transmission project including two 170-km sub-sea cables between the island of Newfoundland and the Province of Nova Scotia, being developed by NSP Maritime Link Inc.;

“Maritime Provinces” means the region of Canada consisting of the Provinces of Nova Scotia, New Brunswick and Prince Edward Island;

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“MLFT” means Maritime Link Financing Trust, a special purpose funding vehicle formed by Emera;

“Moody’s” means the credit rating agency Moody’s Investor Services, Inc.;

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“MPS” means Maine Public Service Company, a transmission and distribution electric utility company incorporated pursuant to the laws of the State of Maine, and a wholly owned, direct subsidiary of MAM which merged on January 1, 2014 with Bangor Hydro to form Emera Maine;

“MPS District” means the franchise electric service territory associated with MPS in northern Maine;

“MPUC” means the Maine Public Utilities Commission, the independent regulator of Emera Maine and of Bangor Hydro and MPS prior to their merger effective January 1, 2014 to form Emera Maine;

“MW” means the amount of electricity measured in megawatts;

“Nalcor” means Nalcor Energy, a Newfoundland and Labrador provincial Crown corporation;

“NB Power” means New Brunswick Power Corporation, a provincial Crown corporation formed under the laws of the Province of New Brunswick, responsible for the generation, transmission and distribution of electricity in the Province of New Brunswick;

“NEB” means the Canadian National Energy Board, the independent regulator of EBPC;

“NERC” means North American Electric Reliability Corporation;

“New England” means the region of the Northeastern United States consisting of the States of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont;

“New England Gas Generation Facilities” means a three-facility, 1,115 MW combined-cycle gas-fired electricity generating investment in the Northeastern United States, comprising Bridgeport Energy (560 MW) in Bridgeport, Connecticut; Tiverton Power (290 MW) in Tiverton, Rhode Island; and Rumford Power (265 MW) in Rumford, Maine;

“NMGC” means New Mexico Gas Company, Inc., a regulated gas distribution utility incorporated under the laws of Delaware and serving customers across New Mexico;

“NMPRC” means the New Mexico Public Regulation Commission, the regulator of NMGC;

“Northeastern United States” means the region of the United States consisting of New England and the States of New Jersey, New York and Pennsylvania;

“NSPI” or “Nova Scotia Power” means Nova Scotia Power Incorporated, a vertically integrated electric utility incorporated under the laws of the Province of Nova Scotia and a wholly owned direct and indirect subsidiary of Emera;

“NSPI’s Annual Information Form” means the 2016 Annual Information Form of NSPI dated March 9, 2017, a copy of which is available electronically under NSPI’s profile on SEDAR at www.sedar.com;

“NSPI Board” means the Board of Directors of NSPI;

“NWP” means Northeast Wind Partners II, LLC, a company formerly owned 51% by First Wind and 49% by Emera. Emera sold its investment in NWP on January 29, 2015;

“OATT” means open access transmission tariff;

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“Offer” means EBH2’s intention to acquire the outstanding common shares of ECI.

“Officers” mean the executive officers of Emera and “Officer” means any one of them;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days;

“Payment Obligation Agreement” means a payment obligation agreement between Emera, NSP Maritime Link Inc. and the Government of Canada, which together with the Completion Guarantee collectively satisfy the requirement in the FLG term sheet to deliver the Emera Guarantee Agreement;

“PGS” means the Peoples Gas System Division of TEC, a regulated gas distribution utility, serving customers across Florida;

“Province” means a province of Canada and includes, when the context requires, the provincial government;

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“Rating Agencies” means collectively Moody’s and S&P, and “Rating Agency” means any one of the Rating Agencies;

“RECL” means Repsol Energy Canada Ltd.;

“Repsol” means Repsol, S.A, the parent company of RECL;

“ROE” means return on equity;

“S&P” means the credit rating agency Standard & Poor’s Rating Services;

“Sable Wind Project” means a 13.8 MW wind farm near Canso, Nova Scotia;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” United States Securities Act of 1933, as amended;

“SEDAR” means the System for Electronic Documents Analysis and Retrieval;

“Selling Debentureholder” means Emera Holdings NS Company, a company incorporated under the laws of the Province of Nova Scotia and a wholly owned direct subsidiary of Emera;

“Series 2016-A Conversion, First Preferred Shares” means the cumulative preferential first preferred shares, Series 2016-A of Emera;

“Series A First Preferred Shares” means the cumulative 5-year rate reset first preferred shares, Series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, Series B of Emera;

“Series C First Preferred Shares” means the cumulative rate reset first preferred shares, Series C of Emera;

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“Series D First Preferred Shares” means the cumulative floating rate first preferred shares, Series D of Emera;

“Series E First Preferred Shares” means the cumulative redeemable first preferred shares, Series E of Emera;

“Series F First Preferred Shares” means the cumulative rate reset first preferred shares, Series F of Emera;

“Series G First Preferred Shares” means the cumulative floating rate first preferred shares, Series G of Emera;

“Small Business Advocate” means a person or organization appointed to represent the interests of small businesses as defined in the Small Business Advocate Regulations made under the Public Utilities Act;

“South Canoe Wind Project” means a 102 MW wind farm near New Russell, Nova Scotia;

“State” means a state of the United States and includes, when the context requires, the state government;

“Tampa Electric” means the Tampa Electric Division of TEC, an integrated regulated electric utility, serving customers in West Central Florida;

“TEC” means, collectively, Tampa Electric and PGS;

“TECO Energy” means TECO Energy, Inc., an energy-related holding company incorporated under the laws of the State of Florida with regulated electric and gas utilities in Florida and New Mexico;

“TECO Finance” means TECO Finance, Inc., a wholly owned financing subsidiary of TECO Energy;

“TECO Transaction” means the acquisition by Emera of TECO Energy;

“TSX” means The Toronto Stock Exchange;

“U.S.” means the United States;

“U.S. Notes” means, collectively, the 2019 Notes, the 2021 Notes, the 2026 Notes and the 2046 Notes;

“UARB” means the Nova Scotia Utility and Review Board, the independent regulator of NSPI;

“United States” means the United States of America;

“USD” means U.S. dollars; and

“USGAAP” means the accounting principles which are recognized as being generally accepted and which are in effect from time to time in the U.S. as codified by the Financial Accounting Standards Board, or any successor institute.

All amounts are in CAD except where otherwise stated.

Reference to “including”, “include”, or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

The information presented in this AIF is as of December 31, 2016, unless otherwise specified.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would”, and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to, among other things, Emera’s objectives, plans, financial and operating performance, business prospects and opportunities. The forward-looking information reflects managements’ current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or at times which, such events, performance or results will be achieved. All such forward-looking information in this AIF is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business in the United States and elsewhere; the integration of TECO Energy’s electric and gas utility business with the existing operations of Emera; the expected compliance by Emera and its subsidiaries with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions being expected in the near term; the number of customers served in the future; the successful execution of relationships with third-parties, such as agreements relating to the Maritime Link Project, Muskrat Falls and the Assembly of Nova Scotia Mi’Kmaq Chiefs; the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the United States.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems; the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in wind and hydro generation; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the impact of the TECO acquisition on total assets, net income, long-term growth, access to equity and debt capital markets, credit profile, economies of scale and ability to deploy capital; expectations regarding the nature, timing and costs of capital spending of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness

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of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of Emera; maintenance of adequate insurance coverage; the expected implementation and impact of Emera’s integrated enterprise resource planning system; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; changes in economic conditions; commodity price and availability risk; derivative financial instruments, including, but not limited to, hedging availability; foreign exchange risk; interest rate risk; commercial relationship risk; credit risk; rating agency risk; labour risk; weather and climate risk; environmental risk; capital market and liqidity risk, including, but not limited to, economic conditions, costs of financing, capital resources and liquidity risk; construction and development risks; the anticipated benefits of the TECO acquisition not materializing or not occurring within the time periods anticipated by Emera; ability to retain key personnel of TECO Energy; operating and maintenance risks; risks related to the financing of Emera; risks associated with changes in economic conditions; that developments in technology could reduce demand for electricity and gas; changes in customer energy-usage patterns; risk of failure of information technology infrastructure and cybersecurity risks; disruption of fuel supply; natural disasters or other catastrophic events; impairment testing of certain long-lived assets could result in impairment charges; unanticipated maintenance and other expenditures; risks associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks associated with pension plan performance and funding requirements; regulatory and government decisions including, but not limited to, changes to environmental, financial reporting and tax legislation and regulations; risk of loss of licences and permits; risks of loss of service area; market energy sales prices; maintenance of adequate insurance coverage; labour relations and management resources.

For additional information with respect to Emera’s risk factors, reference should be made to the section of this AIF entitled “Risk Factors” and to Emera’s continuous disclosure materials filed from time to time on SEDAR at www.sedar.com.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

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INTRODUCTION

Emera is a geographically diverse energy and services company with approximately $29 billion in assets and 2016 revenues of $4.28 billion. Emera invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility services. Emera’s business continues to grow and evolve. Meeting customer demand for cleaner affordable energy remains central to Emera’s strategy.

Utilities

Regulated utilities are the foundation of Emera’s business, providing the company with strong and consistent earnings. From its beginnings as NS Power Holdings Incorporated in 1998 following the privatization of Nova Scotia Power Corporation in 1992, Emera has grown by investing in its businesses and through strategic acquisitions. Emera became an international business with the acquisition of Bangor Hydro in 2001 and expanded its investment in the State of Maine by adding MAM in 2010. In July 2016, Emera significantly increased its presence in the United States by completing the TECO Transaction. In the Caribbean, Emera has built a business of scale, starting with its investment in Lucelec in 2007, and now holding an indirect majority ownership interest in electric utilities in Barbados, Grand Bahama and Dominica.

At the core of Emera’s utilities strategy is identifying opportunities to invest in the transition from higher-carbon methods of electricity generation to lower-carbon alternatives. In Florida and New Mexico, the Company is evaluating a number of initiatives that would reduce carbon emissions, including transmission and solar generation. NSPI has invested in wind energy, biomass and hydroelectricity and is on track to meet a minimum 40% renewable standard by 2020. In the Caribbean, Emera is similarly focused on introducing cleaner generation alternatives, with an emphasis on affordability and fuel cost stability for its customers.

Transmission

Emera is investing in electricity transmission to help get new renewable energy to market. Emera’s leadership in the Maritime Link Project is expected to transform the electricity market in the Atlantic Provinces, enabling growth in the availability of clean, renewable energy for the region. In addition, the Atlantic Provinces will be connected to the Northeastern United States, providing potential for excess renewable energy to be delivered throughout that region.

Non-regulated

Since its formation in 2003, Emera Energy has become an active participant in the Northeastern United States electricity and natural gas markets. It has built a strong marketing, trading and asset management business, based on comprehensive market knowledge, focus on customer service and robust risk management. The integration and performance of the New England Gas Generating Facilities purchased in 2013 has contributed significantly to the success of Emera Energy. Natural gas is an effective and reliable back-up for intermittent renewable sources and is a cleaner alternative to other fossil fuels. Emera Energy has invested to improve the performance of its natural gas generation assets in New England, creating long-term value for its business.

As it has grown, Emera has held true to the core values that guide its business: building relationships of integrity, focusing on operations and service excellence, investing in its people and making safety and health its foremost priority. For more information on the business operations of the Company, refer to the “Description of the Business” section below.

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CORPORATE STRUCTURE

Name and Incorporation

Emera Incorporated was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). Emera’s principal, head and registered office is located at 1223 Lower Water Street, Halifax, Nova Scotia B3J 3S8.

Amended Articles of Association

The Board approved amendments to the Company’s Articles of Association (the “Articles”), which were presented to its shareholders and approved on May 17, 2016. The primary intent of the substantive amendments was to modernize aspects of the Articles to reflect developments in technology, business practice, governing law and the regulatory environment. For more information on these amendments to the Company’s Articles, please refer to the Management Information Circular of Emera distributed in connection with Emera’s annual meeting of shareholders held on May 17, 2016, as amended, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

Intercorporate Relationships

The following organizational table sets forth the relationships between Emera and its principal subsidiaries, Emera’s ownership of the respective subsidiaries, as well as their respective jurisdictions of incorporation:

Subsidiaries	Percentage Ownership (%)(1)	Jurisdiction (2)
TECO Energy	100	Florida
NSPI	100	Nova Scotia
Emera Maine	100	Maine
EE New England Gas Generation	100	Delaware
Emera Energy Services	100	Canada/United States
GBPC	80.4	The Bahamas
ECI	100(3)	Barbados
EBPC	100	Canada
ENL	100	Newfoundland and Labrador

(1)	The percentage of votes attaching to all voting securities beneficially owned, or controlled or directed, directly or indirectly by Emera.
(2)	Jurisdiction of incorporation, continuance or formation.
(3)

Emera and ECI completed a “going private transaction” pursuant to which ECI amalgamated with Emera (Caribbean) (2016) Inc., a wholly owned subsidiary of EBH2 under the Companies Act (Barbados), in order for Emera to indirectly acquire all of the common shares of ECI that it did not already own. The amalgamation occurred on February 25, 2016 resulting in 100% ownership of the common shares of ECI by EBH2.

Emera’s other subsidiaries together account for less than 10% of total consolidated operating revenues and less than 20% of total consolidated assets of Emera for the year ended December 31, 2016.

2016 Annual Information Form	15

GENERAL DEVELOPMENT OF THE BUSINESS

EMERA

Emera seeks to deliver long-term growth to investors. Accordingly, annual dividend growth, earnings per common share growth, adjusted earnings per common share growth and total shareholder return are the primary measures of performance. Emera is targeting 8% annual dividend growth through 2020. The following table details Emera’s one, three and five-year performance for these metrics, as well as the S&P/TSX Capped Utilities Index annualized total shareholder return for those periods:

For the year ended December 31, 2016

	1 year (%)	3 year (%)	5 year (%)
Dividend per share compound annual growth rate(1)	19.9	12.2	8.7
Earnings per share compound annual growth rate	-51.1	-6.7	-7.7
Adjusted earnings per share compound annual growth rate	22.6	12.2	6.7
Emera annualized total shareholder return (2)	9.6	18.3	10.0
S&P/TSX Capped Utilities Index annualized total shareholder return (3)	17.4	9.3	4.9

(1)	The dividend per share compound annual growth rate is based on the dividends paid in the year.
(2)

Total shareholder return combines share price appreciation and dividends per common share paid during the fiscal year to show the total return to the shareholder expressed as an annualized percentage, assuming dividends are reinvested each time they are paid.

(3)

The S&P/TSX Capped Sector Indices provide liquid and tradable benchmarks for related derivative products of Canadian economic sectors. Constituents are selected from a stock pool of S&P/TSX Composite Index Stocks, and the relative weight of any single index constituent is capped at 25%. The indices are based upon the Global Industry Classification Standards (GICS®). The S&P/TSX Capped Utilities Index imposes capped weights on the index constituents included in the S&P/TSX Composite that are classified in the GICS® utilities sector.

Energy markets worldwide, in particular across North America, are undergoing foundational changes that have created significant investment opportunities for companies with Emera’s experience and capabilities. Key trends contributing to these investment opportunities include: aging infrastructure, lower-cost natural gas, growing demand for new electric heating and cooling solutions, the requirement for large-scale transmission projects to deliver new energy sources to customers and environmental concerns. These environmental concerns include a desire to reduce the emissions of carbon dioxide and other greenhouse gases and the potential effects of climate change, including changes in global and regional weather patterns, changes in the frequency and intensity of extreme weather events and rising sea levels. Within this context, Emera is focused on growing shareholder value by identifying reliable and affordable energy solutions, typically involving replacement of higher-carbon electricity generation with generation from cleaner sources and the related transmission and distribution infrastructure to deliver that energy to market.

Emera has partnerships and relationships throughout the regions in which it operates and has established a diverse investment and operations profile that links its assets and capabilities in those regions. At the core of Emera’s strategy is the ability to leverage these particular linkages and adjacencies to create solutions for customers and investment opportunities for the Company.

The foundation of Emera’s strategy is its collaborative approach to strategic partnerships, its ability to find creative solutions to work within and across multiple jurisdictions, and its experience dealing with complex projects and investment structures. The Company will continue to make investments in its regulated utilities to benefit customers and focus on providing rate stability. From time to time, Emera will make acquisitions, both regulated and unregulated, where the business or asset acquired aligns with Emera’s strategic initiatives and delivers shareholder value.

2016 Annual Information Form	16

To ensure stability in the utilities’ net income and cash flows, Emera employs operating and governance models that focus on safety and operational excellence, constructive regulatory approaches, proactive stakeholder engagement and a customer focus through service reliability and rate stability.

The TECO Transaction has enabled the Company to meet its strategic goal of having 75% to 85% of its Adjusted net income derived from rate-regulated operations, which generally contribute strong, predictable earnings and cash flows that fund dividends, reinvestment and are reflective of the Company’s risk tolerance.

Emera has grown its asset base to enable growth and deliver on its strategic objectives. Over the last 10 years, Emera’s ability to raise the capital necessary to fund investments has been a strong enabler of the Company’s growth. This was demonstrated in Emera’s financing of the TECO Transaction. In addition to access to debt and equity capital markets, cash flow from operations will continue to play a role in financing the Company’s future growth. Maintaining strong, investment grade credit ratings is an important component of Emera’s financing strategy.

For further information related to Emera’s consolidated revenues for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, see the “Consolidated Financial Highlights”, “Emera Consolidated Statements of Income” and “2016 Consolidated Income Statement and Operating Cash Flow Highlights” sections in the MD&A, which are incorporated herein by reference.

The following discussion summarizes key developments in Emera’s business and operations over the last three completed financial years.

TECO Energy

On July 1, 2016, Emera completed the acquisition of all outstanding shares of TECO Energy for approximately $8.4 billion (USD$6.5 billion). TECO Energy is an energy-related holding company with regulated electric and gas utilities in Florida and New Mexico. TECO Energy’s holdings include Tampa Electric, PGS and NMGC, as further described below. TECO Energy shareholders received USD$27.55 per common share in cash, which represented an aggregate purchase price of approximately $13.9 billion (USD$10.7 billion) and which included the assumption of approximately $5.5 billion (USD$4.2 billion) of debt.

The net cash purchase price for the TECO Transaction was financed through: (i) $728 million (USD$560 million) related to the first instalment of Debentures; (ii) $1.56 billion (USD$1.2 billion) fixed-to-floating subordinated notes (the “Hybrid Notes”); (iii) $500 million in Canadian long-term debt (the “Canadian Notes”); and (iv) $4.2 billion (USD$3.25 billion) in USD long-term senior unsecured notes (the “U.S. Notes”); (v) available cash on hand; and (vi) drawings of $1.4 billion (USD$.1.1 billion) on the Acquisition Credit Facilities. Total proceeds of the debt, not otherwise required to complete the TECO Transaction, were used for general corporate purposes. On August 2, 2016, Emera obtained the Final Instalment and used the net proceeds of $1.4 billion to fully repay the Acquisition Credit Facilities.

The Company filed a Form 51-102F4 – Business Acquisition Report in respect of the TECO Transaction on August 5, 2016, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

ECI Amalgamation

On November 16, 2015, EBH2 announced its intention to acquire the outstanding common shares of ECI (the “Offer”). Minority ECI shareholders could elect to receive $23.26 ($33.30 BBD) in cash per common share (the “Cash Offer”) or 2.1

2016 Annual Information Form	17

Emera DRs representing common shares of Emera (the “DR Offer”) or a combination of the two offers. Each Emera DR initially represented one quarter of an Emera common share. As a result of the Offer, EBH2 acquired approximately 2.6 million common shares of ECI. As of January 29, 2016, EBH2 had increased its ownership in ECI from 80.7% to 95.5% .

On January 25, 2016, Emera announced that EBH2 would proceed to acquire the remaining common shares of ECI from minority shareholders at the same Cash Offer and DR Offer, described above, by way of an amalgamation between ECI and a wholly owned subsidiary of EBH2. The amalgamation was completed on February 25, 2016, and EBH2 became the sole common shareholder of ECI. Pursuant to the amalgamation, holders of common shares of ECI received redeemable Class A preferred shares of the amalgamated company, which were redeemed on March 22, 2016.

The Emera DRs commenced trading on the BSE on January 8, 2016, and 2,201,341 DRs were outstanding as of December 31, 2016.

Maritime Link Project and Strategic Partnership with Nalcor Energy on Muskrat Falls Projects

On July 31, 2012, Emera and Nalcor, along with the Provinces of Nova Scotia and Newfoundland and Labrador, executed 13 agreements in respect of the development and transmission of hydroelectric power from Muskrat Falls on the Churchill River in Labrador to the island of Newfoundland, the Province of Nova Scotia and through to New England. These agreements set out the detailed terms pursuant to which:

•	Nalcor will construct and own a 824 MW hydro-electric generating facility at Muskrat Falls on the Lower Churchill River in Labrador and the Labrador Transmission Assets;
•	Emera will invest in the Labrador-Island Transmission Link Project;
•	Emera will build, finance and operate, beginning in 2018, the Maritime Link Project, a transmission project linking the island of Newfoundland to Nova Scotia; and
•	The Maritime Link Project will be turned over to Nalcor at the end of the operational period, currently forecasted to be in 2055.

The execution of these agreements was followed, on November 30, 2012, with a finalization of a term sheet detailing the basis upon which the Government of Canada would provide financial support to the Maritime Link Project by way of a loan guarantee. This loan guarantee (the “Federal Loan Guarantee” or “FLG”) provides, among other things, that the Government of Canada would fulfill any payment obligations on the guaranteed debt relating to the Maritime Link Project in the event of a default on the guaranteed debt. The FLG enhances the credit rating of the debt financing of the Maritime Link Project to that of the Government of Canada, thus providing a material reduction to the cost of borrowing for the project for the benefit of Nova Scotia customers.

On January 30, 2014, NSP Maritime Link Inc. entered into the first of the Maritime Link Project’s three major contracts: the supply and installation of the high-voltage direct current submarine cable.

On March 6, 2014, following satisfaction of the relevant conditions in the FLG term sheet, the Government of Canada issued the Federal Loan Guarantee in respect of the Maritime Link Project.

On April 23, 2014, the MLFT completed its offering of 3.5% amortizing bonds due December 1, 2052 at a price of $999.57 per $1,000 principal amount of bonds for aggregate gross proceeds of approximately $1.3 billion. The amortization of the bonds is from December 1, 2020 to December 1, 2052. The bonds are guaranteed by the Government of Canada under the FLG and have been assigned a rating of “AAA” by S&P and DBRS. The net proceeds are being used to fund construction of the Maritime Link Project.

2016 Annual Information Form	18

Upon completion of the bond offering, Emera became obligated under the Completion Guarantee previously granted by Emera in favour of the Government of Canada. Under the Completion Guarantee, Emera has guaranteed the performance of the obligations of NSP Maritime Link Inc. to cause the completion of the Maritime Link Project, in the circumstances and within the timelines provided for in the Completion Guarantee.

On June 26, 2014, NSP Maritime Link Inc. entered into the second of the Maritime Link Project’s three major contracts: the supply and installation of two high voltage direct current converter stations as well as three substations and two transition compounds.

On March 12, 2015, NSP Maritime Link Inc. entered into the third of the Maritime Link Project’s three major contracts, with Abengoa S.A., a global Spanish energy and transmission construction company, for the construction of approximately 400 km of transmission lines in the Provinces of Newfoundland and Labrador and Nova Scotia. On November 25, 2015, Abengoa S.A. filed a notice under Spanish law, which provided for pre-insolvency protection in Spain. As a result of Abengoa S.A.’s failure to perform, NSP Maritime Link Inc. has terminated its contract with Abengoa S.A.

On April 9, 2015, NSP Maritime Link Inc. and the Assembly of Nova Scotia Mi’kmaq Chiefs signed a Socio-Economic Agreement for the Maritime Link Project. Under the Socio-Economic Agreement, NSP Maritime Link Inc. will support ongoing engagement and commitments made during the environmental assessment process, including Mi’kmaq participation in environmental monitoring and employment and business opportunities for Mi’kmaq people.

In July 2016, NSP Maritime Link Inc. took direct assignment from Abengoa S.A. of the subcontract between PowerTel Utility Contractors Limited (“PowerTel”) and Abengoa S.A. and as such NSP Maritime Link Inc. began directly managing Powertel in completing the work on the two grounding lines and the alternating current transmission line.

On July 20, 2016, NSP Maritime Link Inc. announced that EUS-Rokstad, a joint venture between Emera Utility Services and Rokstad Power, would be the new transmission line contractor for the Maritime Link Project. EUS-Rokstad will complete construction of the high voltage direct current components of the transmission line. As part of the agreement entered into with NSP Maritime Link Inc., Emera Utility Services has responsibility for approximately 50 km of transmission line in Nova Scotia and Rokstad has responsibility for approximately 140 km of transmission line on the island of Newfoundland. Emera Utility Services and Rokstad Power are jointly and severally liable for completion of the project.

Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility traded on TSX under the symbol “AQN”.

On May 24, 2016, Emera completed the sale of 50.1 million common shares of APUC, representing approximately 19.3% of APUC’s issued and outstanding common shares for gross proceeds of $544 million.

On June 30, 2016, Emera converted 12.9 million APUC subscription receipts and dividend equivalents into 12.9 million APUC common shares.

2016 Annual Information Form	19

On December 8, 2016, Emera sold the Company’s remaining 4.7% (December 31, 2015 – 19.6%) investment in APUC, selling 12.9 million common shares of APUC for gross proceeds of $142 million. Emera no longer holds any interest in APUC.

Nova Scotia Power

Electricity Plan and Rate Stability

On November 9, 2015, the Province of Nova Scotia released its electricity plan to support stable and predictable energy rates until 2019. The electricity plan also provides for the development of performance standards through a 2016 UARB regulatory process. On December 18, 2015, the Province of Nova Scotia enacted the Electricity Plan Act, which required NSPI to file a three-year rate plan for fuel costs in Q1 2016 and to file a three-year GRA to change non-fuel rates, if required, by April 30, 2016. In accordance with the Electricity Plan Act, NSPI filed a three-year rate stability plan for fuel costs with the UARB on March 7, 2016, indicating an average annual increase of 1.3% per year from 2017 to 2019. NSPI has also confirmed that no GRA for non-fuel cost will be filed for the 2017 to 2019 period.

The Electricity Plan Act directs NSPI to apply non-fuel revenues in excess of NSPI’s approved ROE range in 2015 and 2016 to the FAM, which will be reserved to be applied in the 2017 to 2019 period. In addition, the financial benefit resulting from a change in the recognition of certain tax benefits for the South Canoe Wind Project and the Sable Wind Project is to be reserved to be applied to the FAM in the 2017 to 2019 period. The exception to this direction is to apply a sufficient amount of non-fuel revenues to offset potential fuel related rate increases for certain customer classes in 2016 that would have been otherwise required.

On July 19, 2016, the UARB approved a Consensus Agreement between NSPI and customer representatives related to the Rate Stability Plan for Fuel Costs for 2017 through 2019 which results in an average annual increase of 1.1% for each of these three years. Subsequently, certain customer representatives requested changes resulting in amended rates that were approved by the UARB on November 15, 2016. The amended rates result in an average annual rate increase of 1.5% for each of these three years for residential customers and customer classes represented by the Small Business Advocate.

On December 20, 2016, the UARB issued an order stating that it approved performance standards for NSPI related to three categories: Reliability Standards, Adverse Weather Response Standards and Customer Service Standards. The performance standards are effective as of January 1, 2017 and allow the UARB to apply an administrative penalty to NSPI up to an annual total maximum of $1 million, with respect to missed targets on any performance standard(s). This administrative penalty amount cannot be recovered from ratepayers.

For more information, see the “Developments” and “Regulated Fuel Adjustment Mechanism and FAM Regulatory Deferral” sections of the MD&A, which is incorporated herein by reference.

Emera Maine

FERC Audit

In November 2014, the FERC commenced an audit covering the 2013 and 2014 period of Bangor Hydro’s compliance with conditions established in FERC’s orders authorizing its acquisition of MPS, which occurred on January 1, 2014. These two predecessor companies formed Emera Maine. The final audit report was released in early January 2016. The

2016 Annual Information Form	20

findings in the audit report conclude that Emera Maine did not follow the prescribed methodology for the calculation of AFUDC during the audit period and Emera Maine had included, in rates, costs of the Bangor Hydro and MPS merger prior to making the required filings. Emera Maine has now fully complied with the recommendations in the audit report, including making the required filings for the merger costs and re-calculating AFUDC for 2013 and 2014, as ordered, which resulted in an immaterial impact on the Company’s consolidated statements of income.

Emera Maine ROE Proceedings

On September 30, 2011, a group including the Attorney General of Massachusetts, New England utilities commissions, state public advocates and end users filed a complaint with the FERC alleging that the 11.14% base ROE under the ISO-NE OATT was unjust and unreasonable. On June 19, 2014, the FERC issued an order in connection with this complaint that changed the methodology used to set the ROE and resulted in a lower base transmission ROE of 10.57% and a lower total ROE (inclusive of incentive adders) of 11.74% for the period of October 1, 2011 to December 31, 2012 and set 10.57 per cent as the ROE rate effective October 16, 2014. The ROE was confirmed by FERC in two subsequent orders and has now been appealed to the U.S. Court of Appeals for the DC Circuit. This Court decided to hold the appeal of this case in abeyance pending the outcome of the ENE Case and MA AG II Case discussed below. On June 30, 2016, Emera Maine completed the processing of refunds to customers to reflect the 10.57% ROE.

On December 27, 2012, a second group of consumer advocates, including Environment Northeast, filed a complaint with the FERC on similar grounds, arguing that the 11.14% base ROE under the OATT was unjust and unreasonable (“the ENE Case”). This complaint applies to the period from January 1, 2013 to March 31, 2014. On July 31, 2014, a group of state commissions, state public advocates and end users filed a third complaint with the FERC on similar grounds (“the MA AG II Case”) in relation to the period from July 31, 2014 to October 31, 2015. The ENE Case and MA AG II Case were subsequently consolidated by FERC into a single case. On March 22, 2016, a FERC Administrative Law Judge (“ALJ”) issued a recommendation to FERC with respect to the consolidated cases. The recommendation for the ENE Case was a 9.59% base ROE, with a 10.42% maximum ROE, and the recommendation for the MA AG II Case was a 10.90% base ROE, with a 12.19% maximum ROE. The ALJ’s recommendation is not definitive and FERC has the ability to adjust the ALJ’s recommendation. A decision by FERC is not expected until 2017.

On April 29, 2016, an additional complaint was filed with FERC challenging the ROE under the ISO-NE transmission tariff. The complaint was filed by the Eastern Massachusetts Consumer-Owned Systems, a collection of thirteen municipal light departments, seeking to reduce the base ROE to 8.61% and the maximum ROE to 11.24% for the period April 29, 2016 to July 29, 2017.

Emera Caribbean

Hurricane Matthew

In October 2016, the island of Grand Bahama took a direct hit from Hurricane Matthew. Property damage on the island was extensive. GBPC’s generation and substation infrastructure weathered the storm well, however over 2,100 transmission and distribution poles and related conductor were damaged or destroyed, as were many connections to customer homes. Restoration efforts have been completed with the support of other Emera affiliates. Post hurricane load is down approximately 10 per cent as compared to normal expectations; however, management anticipates that demand will recover to pre-storm levels by 2018.

2016 Annual Information Form	21

Emera Caribbean has recorded USD$28 million of restoration costs associated with Hurricane Matthew with no impact to net income as USD$21 million was recorded as a regulated asset amortized over five years and USD$7 million recorded as property, plant and equipment depreciating at an average 27 years. GBPC’s regulator has approved the full recovery of the storm restoration costs in this manner.

First Wind

On January 29, 2015, Emera sold its 49% interest in NWP to First Wind for USD$223.3 million.

Executive Appointments

On December 1, 2016, Archie Collins was appointed President and Chief Executive Officer of GBPC. Mr. Collins is also Chief Operating Officer of ECI.

On November 18, 2016, Scott Balfour was appointed Chief Operating Officer of Emera. In addition to his responsibilities for Emera’s Northeast and Caribbean operations, Mr. Balfour is responsible for providing senior executive direction for Emera’s affiliates in Florida and New Mexico and corporate functions including Human Resources, Stakeholder Relations and Strategic Planning.

On September 1, 2016, Rob Bennett was appointed President and Chief Executive Officer of Emera US Holdings Inc.

On September 1, 2016, Greg Blunden was appointed as TECO Energy’s and TEC’s Senior Vice President – Finance and Accounting and Chief Financial Officer (Chief Accounting Officer). On January 15, 2016, Greg Blunden was appointed Chief Financial Officer of Emera, effective March 1, 2016.

On September 1, 2016, Sarah MacDonald was appointed President of TECO Services Inc., TECO Energy’s centralized service company.

On August 1, 2016, Bob Hanf was appointed Executive Vice President, Stakeholder Relations and Regulatory Affairs for Emera. Most recently, he was President and Chief Executive Officer of NSPI.

On August 1, 2016, Karen Hutt was appointed President and Chief Executive Officer of NSPI. Previously, Ms. Hutt was Vice President, Mergers and Acquisitions, with Emera.

USGAAP – Exemptive Relief and Companies Act Relief

On April 28, 2014, Emera was granted exemptive relief by Canadian securities regulators allowing it to continue to report its financial results in accordance with USGAAP (the “Exemptive Relief”). On July 9, 2014, Emera was granted an order pursuant to the Companies Act (Nova Scotia) exempting it from the requirement to prepare its annual financial statements in accordance with IFRS (the “Companies Act Relief”). Both the Exemptive Relief and the Companies Act Relief will remain in effect for Emera until the earlier of: (i) January 1, 2019; (ii) the first day of the Company’s financial year commencing after the Company ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within IFRS specific to entities with rate-regulated activities.

2016 Annual Information Form	22

Financing Activity

Emera

Debentures Represented by Instalment Receipts

To finance a portion of the TECO Transaction, on September 28, 2015 and October 2, 2015, Emera, through the Selling Debentureholder, completed the sale of $2.185 billion aggregate principal amount of Debentures, represented by instalment receipts. The Debentures were sold on an instalment basis at a price of $1,000 per Debenture, of which $333 was paid on closing of the Debenture Offering or exercise of over-allotment option, as applicable, with the Final Instalment being paid on the Final Instalment Date. The net proceeds of the Final Instalment were used to repay the Acquisition Credit Facilities.

As at December 31, 2016, approximately 52 million common shares of Emera were issued relating to the conversion of the Debentures, representing the conversion of approximately 99.6% of the outstanding Debentures.

TECO Transaction Bridge Facility

On September 4, 2015, the Company secured the Acquisition Credit Facilities as bridge financing for the TECO Transaction. The Acquisition Credit Facilities were comprised of: (i) a USD$4.3 billion debt bridge facility, repayable in full on the first anniversary following its advance; and (ii) a USD$2.2 billion equity bridge facility repayable in full on the first anniversary following its advance. On October 16, 2015, Emera permanently reduced the Acquisition Credit Facilities by USD$588.3 million and on June 16, 2016, Emera further reduced the Acquisition Credit Facilities by USD$4.8 billion. On August 2, 2016, Emera obtained the Final Instalment and used the net proceeds of USD$1.4 billion to fully repay the Acquisition Credit Facilities.

TECO Transaction Note Issuances

On June 16, 2016, Emera completed the issuance of: (i) USD$1.2 billion unsecured, fixed-to-floating subordinated notes (the “Hybrid Notes”); and (ii) $500 million senior unsecured notes (the “Canadian Notes”). Additionally, on June 16, 2016, Emera US Finance LP, a limited partnership financing subsidiary, wholly owned directly and indirectly by Emera completed the issuance of USD$3.25 billion aggregate principal amount of multiple series of senior unsecured notes by way of private placement to finance a portion of the purchase price for the TECO Transaction (the “U.S. Notes”). The proceeds of the Hybrid Notes, Canadian Notes and U.S. Notes were used to partially finance the purchase price for the TECO Transaction.

The Hybrid Notes were issued pursuant to a prospectus filed with the Nova Scotia Securities Commission and a corresponding registration statement filed with the SEC under the United States / Canada Multijurisdictional Disclosure System. The Hybrid Notes will mature on June 15, 2076. Emera will pay interest on the Hybrid Notes at a fixed rate of 6.75% per year in equal semi-annual instalments on June 15 and December 15 of each year until June 15, 2026. Beginning on June 15, 2026, and on every quarter thereafter that the Hybrid Notes are outstanding (each such date, an “Interest Reset Date”) until their maturity on June 15, 2076, the interest rate on the Hybrid Notes will be reset. On or after June 15, 2026, Emera may, at its option, redeem the Hybrid Notes, at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.

2016 Annual Information Form	23

The Canadian Notes were issued by way of private placement in Canada. The Canadian Notes mature on June 16, 2023 and bear interest semi-annually, in arrears, at an annual rate of 2.90%.

The U.S. Notes are guaranteed by Emera and Emera US Holdings Inc., a wholly-owned direct and indirect subsidiary of Emera, on a joint and several basis, and were sold only to “qualified institutional buyers” under Rule 144A of the United States Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons under Regulation S of the Securities Act. The U.S. Notes are comprised of: (i) USD$500 million aggregate principal amount of 2.15% Senior Notes due 2019 (the “2019 Notes”); (ii) USD$750 million aggregate principal amount of 2.70% Senior Notes due 2021 (the “2021 Notes”); (iii) USD$750 million aggregate principal amount of 3.55% Senior Notes due 2026 (the “2026 Notes”); and (iv) USD$1.25 billion aggregate principal amount of 4.75% Senior Notes due 2046. The U.S. Notes bear interest semi-annually, in arrears. In connection with the initial issuance of the U.S. Notes, Emera US Finance LP entered into a registration rights agreement with the initial purchasers of the U.S. Notes in which it undertook to offer to exchange the U.S. Notes for new notes, in an equal principal amount and under the same terms, but which are registered under the Securities Act. On December 15, 2016, a registration statement on Form F-10/Form S-4 was declared effective by the SEC and on January 17, 2017 the new notes were issued.

ENL

On April 23, 2014, MLFT completed its offering of 3.5% amortizing bonds due December 1, 2052 at a price of $999.57 per $1,000 principal amount of bonds for aggregate gross proceeds of approximately $1.3 billion. See “General Development of the Business, Maritime Link Project and Strategic Partnership with Nalcor Energy on Muskrat Falls Projects”.

Changes in Business Expected During 2017

Emera

The TECO Transaction has changed Emera’s business mix and enabled the Company to meet its strategic goal of having 75% to 85% of its Adjusted net income derived from rate-regulated operations. The TECO Transaction adds diversity to Emera’s operations, meets Emera’s strategic objective of expanding Emera’s operations to include gas distribution services and expands Emera’s markets into higher growth regions. TECO Energy’s operations and opportunities align well with Emera’s strategy to invest in the transformation of electricity generation from higher to lower carbon intensity and provide cleaner and affordable energy solutions for customers. The addition of these regulated businesses may result in a material increase in earnings and cash flow as compared to the expected financial results prior to the TECO Transaction.

Emera’s operations are affected by movements in the U.S. dollar relative to the Canadian dollar. The effect on Emera’s net income is noteworthy, as it is expected that approximately 70% of Emera’s future Adjusted net income will be derived from subsidiaries with a U.S. functional currency. Emera‘s consolidated net income and cash flows will be impacted in the future to a greater extent by movements in the U.S. dollar relative to the Canadian dollar as a result of the TECO Transaction.

2016 Annual Information Form	24

Emera Florida and New Mexico

Emera Florida and New Mexico earnings are most directly impacted by the earned rate of return on equity and the capital structure approved by the FPSC and NMPRC, the prudent management of operating costs, the approved recovery of regulatory deferrals and the timing and amount of capital expenditures.

The Florida utilities anticipate earning within their allowed ROE ranges in 2017 and expect rate base and earnings to be higher than prior years. Tampa Electric and PGS expect slightly higher customer growth rates in 2017 than those experienced in 2016, reflective of economic growth in Florida. Assuming normal weather, sales are expected to increase consistently with customer growth. In accordance with the 2013 settlement agreement approved by the FPSC, Tampa Electric increased base rates by USD$110 million on January 16, 2017, the commercial operation date of the Polk Power Station expansion project. This expansion project adds an additional 460 MW of generating capacity and invests in the related transmission system improvements needed to support the additional generation.

NMGC expects earnings to be consistent with prior years. Customer growth rates are expected to be slightly higher in 2017 than in 2016, reflecting expectations for housing starts and new connections. Assuming normal weather, sales growth is expected to be consistent with customer growth and costs will increase slightly.

In 2017, Emera Florida and New Mexico expects to invest approximately USD$645 million in capital projects compared to USD$795 million in 2016. The 2016 capital expenditures included approximately USD$135 million for the Polk Power Station conversion project and USD$35 million for the Florida utilities’ new customer relationship management and billing system, both of which went into service in January 2017. The 2017 capital expenditures include projects to support normal system reliability and growth at Tampa Electric, PGS and NMGC. Tampa Electric includes programs for transmission and distribution system storm hardening, distribution system modernization and automated metering equipment, transmission system reliability requirements and investments in utility scale solar photo voltaic projects. PGS will make investments to expand the system and support customer growth, including high sales volume compressed natural gas fueling stations, and continue with replacement of cast iron and bare steel pipe. NMGC will undertake a project relocating a portion of the gas pipeline feeding Taos, New Mexico and will invest in a new customer relationship management and billing system.

In December 2016, PGS entered into a settlement agreement with the Office of Public Counsel regarding its filed depreciation study. On February 7, 2017, the FPSC approved the settlement agreement. Absent any rate case filing, through 2020, the bottom of the allowed ROE range for PGS will be decreased 0.5% to 9.25% and the top of the range will remain unchanged at 11.75%. The ROE of 10.75% will continue to be used for the calculation of the return on investments for clauses. No change in customer rates resulted from this settlement agreement.

Nova Scotia Power

NSPI’s earnings are most directly impacted by the range of the rate of ROE and capital structure approved by the UARB, the prudent management and approved recovery of operating costs, demand and generation load, weather, the approved recovery of regulatory deferrals and the timing and amount of capital expenditures. NSPI anticipates earning within its allowed ROE range in 2017 and expects its earnings and rate base to generally be consistent with prior years.

Over the past several years, the requirement to reduce the Province of Nova Scotia’s reliance upon high carbon and greenhouse gas emitting sources of energy has resulted in NSPI making significant investments in renewable energy sources and purchasing third party renewable energy. In 2017, NSPI expects to invest approximately $398 million, including AFUDC, in capital projects compared to $309 million in 2016. This increase is primarily driven by increased spending on information technology projects and Maritime Link related transmission projects.

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Emera Maine

Emera Maine’s earnings are most directly impacted by the combined impacts of the range of rates of ROE and rate base approved by its regulators, the prudent management and approved recovery of operating costs, load (including the effects of weather) and the timing and amount of capital expenditures.

In 2017, Emera Maine’s rate base is expected to grow modestly due to ongoing investment in transmission and distribution infrastructure resulting in modest growth in earnings. Emera Maine expects to spend approximately USD$70 million in capital projects in 2017.

Emera Caribbean

Earnings from Emera Caribbean are most directly impacted by the rates of return on rate base approved by their regulators, capital structure, prudent management, approved recovery of operating costs, load and the timing and scale of capital expenditures.

The Barbados economy is predominantly driven by tourism and is forecasted to grow modestly in 2017. However, the April 2016 credit downgrades by Moody’s (and more recently S&P in September 2016) of the long-term foreign and local currency sovereign ratings of Barbados, highlights the lack of market confidence that economic recovery will be sustained. The economy of Grand Bahama is generally correlated to the United States economy. On December 20, 2016, S&P lowered its foreign and local currency sovereign credit ratings on The Commonwealth of The Bahamas. This downgrade was driven by weak economic growth and spending pressure in The Bahamas as a result of Hurricane Matthew.

Overall, Emera Caribbean earnings in 2017 are expected to be slightly less than prior years, excluding the impact of the Q2 2016 gain recognized on the self-insurance fund regulatory liability. This is a result of expected short term load decline in GBPC from Hurricane Matthew and higher interest charges in ECI on new debt issued in Q4 2016. Post hurricane load at GBPC is down approximately 10% as compared to normal expectations; however, Emera’s management anticipates that demand will recover to pre-storm levels by 2018.

In support of reducing carbon emissions and exposure to carbon based fuel sources, BLPC recently commissioned a 10 MW solar facility in Barbados, which became operational in Q2 2016. Emera Caribbean plans to invest approximately USD$109 million in capital programs in 2017 (2016 - USD$49 million actual). This increase is due to spending on renewable, advanced metering infrastructure and street lighting projects.

Emera Energy

Emera Energy Services

Emera Energy Services, Emera Energy’s marketing and trading business, is generally dependent on market conditions. In particular, volatility in electricity and natural gas markets, which can be influenced by weather, local supply constraints and other supply/demand factors, can provide higher levels of margin opportunity. The business is seasonal, with Q1 and Q4 generally providing the greatest opportunity for earnings.

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Planned investment by the industry in gas transportation infrastructure within Northeastern United States over the next few years could reduce the degree of volatility recently experienced in the market, all other things being equal. This could negatively affect profitability during certain periods.

In addition to capitalizing on volatility-driven market opportunities, Emera Energy Services expects to continue to grow organically by building market share through strong customer service, optimizing Emera Energy’s portfolio to build on power margin, and expanding its geographic reach to adjacent markets, including the Mid-Atlantic region.

The business is generally expected to deliver net earnings of USD$15 to USD$30 million, with the opportunity for upside when market conditions present.

Emera Energy Generation

Earnings from Emera Energy Generation’s assets are largely dependent on market conditions, in particular, the relative pricing of electricity and natural gas, and capacity pricing for the New England Gas Generation Facilities. Efficient operations of the fleet to ensure unit availability, cost management and effective commercial performance are key success factors.

Adjusted earnings from Emera Energy’s generating assets in 2017 are expected to be higher than 2016, reflecting higher capacity prices (see table below) that come into effect mid-year 2017. Emera Energy expects this increase to be partially offset by lower market spark spreads and reduced hedging opportunities year-over-year.

Bear Swamp’s adjusted earnings are expected to be higher in 2017 mainly due to higher capacity revenues and fewer planned maintenance outages as compared to 2016.

In addition to energy margins and ancillary revenue, EE New England Gas Generation and Bear Swamp earn revenue from capacity payments through the FCM, the annual reconfiguration capacity market and the monthly reconfiguration capacity market. Prices for the FCM, the largest of the components, are determined through an auction process held annually, three years in advance, thus providing revenue visibility to 2021, presuming the facilities continue to be available to support their capacity obligations. Details of pricing and estimated revenues are outlined in the table below for EE New England Gas Generation, and Emera Energy’s 50% interest in Bear Swamp.

Forward Capacity Auction (“FCA”) Year	Clearing Price in $/kW- month (in USD)	Approximate Estimated Annual Capacity Revenue (in USD) (1)
FCA7 (June 2016 to May 2017)	3.15	40 million
FCA8 (June 2017 to May 2018)	7.025	100 million
FCA9 (June 2018 to May 2019)	9.55 and 11.08(1)	145 million
FCA 10 (June 2019 to May 2020)	7.03	106 million
FCA 11 (June 2020 to May 2021)	5.297	80 million

(1)    $11.08 was awarded for the Southeast Massachusetts/Rhode Island zone only and, as such, applies only to Tiverton.

In 2017, Emera Energy expects to invest approximately $46 million (2016 – $39 million actual) in capital projects related to its generating assets in order to further improve reliability and increase plant capacity.

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Corporate and Other

Corporate and Other includes corporate related costs which are dependent on the level of business development and activity and acquisition related initiatives, which in 2017 will include equity investments in the Maritime Link Project and the Labrador-Island Transmission Link Project, project based construction services activity by Emera Utility Services, capital lease accounting treatment of the Emera Brunswick Pipeline, corporate financing and other corporate activities.

Corporate and Other’s contribution to consolidated Adjusted net income is expected to be lower in 2017 primarily as the result of the 2016 gains associated with the sale of Emera’s investment in APUC. This is partially offset by higher operating, maintenance and general (“OM&G”) costs in 2016 related to the TECO Transaction and lower forecasted 2017 interest costs as a result of permanent financing in place for the TECO Transaction.

Corporate and Other, excluding ENL as discussed below, expects to spend approximately $13 million on property, plant and equipment in 2017 (2016 - $7 million actual).

ENL

Maritime Link

ENL’s future earnings contribution from the Maritime Link Project will be affected by the amount and timing of capital expenditures for construction activities, which will determine the component of costs to be funded by equity.

Maritime Link Project forecasted equity contributions for 2017 are $181 million, resulting in total equity contributions for the Maritime Link Project estimated to be $442 million.

LIL

ENL has an ongoing equity investment opportunity in LIL. Future earnings of LIL are dependent on the amount and timing of additional equity investments and the approved ROE. LIL forecasted equity contributions for 2017 are $55 million, with total equity investment by Emera in the project estimated to be $600 million.

Throughout construction of both Maritime Link and LIL, equity earnings in ENL are a result of AFUDC on the related projects. Therefore, 2017 equity earnings contribution from ENL will be higher in 2017 than 2016 as a result of Emera’s continued equity contribution while under construction resulting in higher equity levels and therefore higher AFUDC earnings.

DESCRIPTION OF THE BUSINESS

General

Emera is an energy and services company with approximately $29 billion in assets. Emera currently provides regional energy solutions by connecting its assets, markets and partners in Canada, the United States and the Caribbean.

Emera is focused on growing shareholder value by identifying reliable and affordable energy solutions for customers, typically involving the replacement of higher carbon electricity generation with generation from cleaner sources, and the related transmission, distribution infrastructure and delivery of that energy to market.

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Emera has partnerships and relationships throughout the regions in which it operates and has established a diverse investment and operations profile that links its assets and capabilities in those regions. At the core of Emera’s strategy is the ability to leverage these particular linkages and adjacencies to create solutions for customers and investment opportunities for the Company.

The foundation of Emera’s strategy is its collaborative approach to strategic partnerships, its ability to find creative solutions to work within and across multiple jurisdictions, and its experience dealing with complex projects and investment structures. Emera and its subsidiaries had 7,442 employees at December 31, 2016, approximately 39% of whom are unionized.

Emera has grown its business through investments in its rate-regulated subsidiaries that are beneficial to its customers. Emera’s regulated subsidiaries include:

•	Emera Florida and New Mexico (see “Emera Florida and New Mexico” section below);
•	NSPI (see “NSPI” section below);
•	Emera Maine (see “Emera Maine” section below); and
•	BLPC, GBPC and Domlec (see “Emera Caribbean” section below).

Emera has also grown its business through its non-regulated subsidiaries (Emera Energy (see “Emera Energy” section below) and Emera Utility Services) and additional regulated and non-regulated strategic investments and activities that include:

•	Emera’s 100% investment in Maritime Link;
•	Emera’s 62.7% investment in the partnership capital of LIL; and
•	a 12.9% interest in M&NP (see “Corporate and Other” section below).

Emera Florida and New Mexico

Emera Florida and New Mexico consists of TECO Energy, TEC (which consists of two divisions, Tampa Electric and PGS), NMGC and TECO Finance. Tampa Electric provides electricity generation, transmission and distribution services in West Central Florida to approximately 736,000 customers with $9.5 billion in assets and 2,039 employees. PGS and NMGS are regulated gas distribution utilities, serving approximately 374,000 customers across Florida with $1.6 billion in assets and 539 employees, and 522,000 customers across New Mexico with $1.1 billion in assets and 688 employees, respectively.

Tampa Electric and PGS are regulated separately by the FPSC. Tampa Electric is also subject to regulation by the FERC. In general, the FPSC sets rates at a level that allows utilities such as Tampa Electric and PGS to collect total revenues or revenue requirements equal to their cost of providing service, plus an appropriate return on invested capital.

NMGC is subject to regulation by the NMPRC. The NMPRC sets rates at a level that allows NMGC to collect total revenues equal to their cost of providing service, plus an appropriate return on invested capital.

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Market and Sales

Emera Florida and New Mexico Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2016(1)	2015	2016(1)	2015(2)
Residential	54.5	-	48.7	48.4
Commercial	30.1	-	32.4	33.1
Industrial	8.0	-	9.6	9.2
Other	7.4	-	9.3	9.3
Total	100.0	-	100.0	100.0

(1)

Financial results of Emera Florida and New Mexico are from July 1, 2016. For additional information on the acquisition of TECO Energy, refer to the “Developments” section of the MD&A, which is incorporated herein by reference.

(2)	2015 data is for comparison purposes only. TECO Energy was acquired on July 1, 2016.

Tampa Electric

At December 31, 2016, Tampa Electric owned 4,730 MW of generating capacity, of which 60% was natural gas-fired, 35% was conventional coal-fired and 5% coal and petroleum coke using integrated gasification combined cycle technology. Tampa Electric owns 2,140 km of transmission facilities and 18,370 km of distribution facilities.

Tampa Electric is regulated by the FPSC under a cost-of-service model, with rates established to recover prudently incurred costs of providing electricity service to customers and to provide an appropriate return consistent with investments of comparable risk to investors. Tampa Electric’s target regulated ROE range is currently 9.25% to 11.25%, on an allowed equity capital structure of 54%. Tampa Electric is also subject to regulation by the FERC in various respects, including wholesale power sales, certain wholesale power purchases, transmission and ancillary services, and accounting practices.

Tampa Electric has a fuel-recovery clause, approved by the FPSC, allowing recovery of actual fuel costs from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs for generation and purchased power and certain fuel-related costs and amounts recovered from customers through electricity rates are deferred to a fuel clause regulatory asset or liability and recovered from or returned to customers in a subsequent year.

Florida utilities must obtain franchises to operate in certain municipalities. Tampa Electric has franchise agreements with 13 incorporated municipalities within its retail service area. These agreements have various expiration dates ranging from September 2017 through August 2043; all are expected to be renewed under similar terms and conditions.

PGS

The PGS system includes approximately 19,950 km of natural gas mains and 11,265 km of service lines. Gas mains are distribution lines that serve as a common source of supply for more than one service line. Annual natural gas throughput (the amount of gas delivered to its customers, including transportation-only service) is 1.9 billion therms.

PGS is regulated by the FPSC under a cost-of-service model, with rates established to recover prudently incurred costs of providing gas distribution service to customers, and to provide an appropriate return consistent with investments of comparable risk to investors.

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NMGC

NMGC serves about 60% of New Mexico’s population in 23 of its 33 counties. NMGC’s system includes approximately 2,600 km of transmission lines and 16,400 km of mains. Annual natural gas throughput is approximately 775 million therms. NMGC’s largest concentration of customers (approximately 360,000) is in the region known as the Central Rio Grande Corridor, which includes the communities of Albuquerque, Belen, Rio Rancho and Santa Fe.

NMGC is regulated by the NMPRC under a cost-of-service model, with rates established to recover prudently incurred costs of providing gas distribution service to customers, and to provide an appropriate return consistent with investments of comparable risk to investors. NMGC’s rates were established in a 2012 rate case settlement and are frozen until December 31, 2017 per the June 2016 NMPRC order (the “2016 Order”) approving Emera’s acquisition of TECO Energy. Under the 2016 Order, NMGC will also provide customer credits of USD$4 million annually through June 30, 2018.

Contribution to Consolidated Net Income

Emera Florida and New Mexico’s contribution to Emera’s consolidated net income was USD$131 million in 2016.

Seasonal Nature

Electric and gas sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial electricity and gas sales are seasonal. In Florida, Q3 is the strongest period for electricity sales, reflecting warmer weather and cooling demand. In New Mexico and Florida, Q1 is the strongest period for gas sales due to colder weather and heating demand.

Capital Expenditures

Emera Florida and New Mexico’s capital expenditures in 2016 for the post-acquisition period from July 1, 2016 to December 31, 2016 were $573 million.

Environmental Considerations

Tampa Electric has an environmental cost recovery clause (“ECRC”) which allows the company to earn a return on investments in new facilities to comply with new environmental regulations and to recover the costs to operate and maintain these facilities. Through its conservation cost recovery clause, Tampa Electric also offers its customers a comprehensive array of residential and commercial programs that have enabled the company to meet its required demand side management goals, reduce weather-sensitive peak demand and conserve energy.

Tampa Electric operates fossil fuel burning power plants with air emissions regulated by the Clean Air Act and material Clean Water Act implications and impacts by federal and state legislative initiatives. Tampa Electric has achieved the emission-reduction levels called for in Phase I and Phase II of CAIR and these expenses were rate recoverable under the Florida ECRC as approved by the FPSC. Similarly, future expenses should be eligible for recovery upon petition by Tampa Electric and approval by the FPSC. On July 7, 2011, EPA released its final CAIR-replacement rule, called CSAPR. An update to CSAPR was finalized on October 26, 2016 and will be implemented in 2017. Based on updated EPA modeling and favorable consideration of atmospheric dynamics, Florida is no longer subject to CSAPR requirements. However, Florida (including Tampa Electric power plants) could be subject to a future version of CSAPR as a result of an expected update triggered by compliance with the more stringent 2015 ozone standard or ongoing litigation related to current rule applicability.

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Nova Scotia Power

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services in Nova Scotia to approximately 511,000 customers with approximately $4.8 billion in assets and approximately 1,800 employees.

NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a general annual rate review process, but rather participates in general rate setting processes from time to time at its application or at the UARB’s request. NSPI is regulated under a cost of service model, with rates set to recover prudently incurred costs of providing electricity service to customers and provide an appropriate return to investors. NSPI’s approved regulated ROE range is 8.75% to 9.25%, based on an actual five-quarter average regulated common equity component of up to 40%.

NSPI has a FAM, approved by the UARB, allowing NSPI to recover fluctuating fuel expenses from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent year.

As at December 31, 2016 the FAM has a net liability balance of $94 million (2015 - $28.3 million net asset).

Market and Sales

NSPI Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2016	2015	2016	2015
Residential	51.9	51.5	42.7	43.1
Commercial	30.1	29.5	30.2	30.1
Industrial	14.8	15.4	24.2	23.6
Other	3.2	3.6	2.9	3.2
Total	100.0	100.0	100.0	100.0

Energy Sources and Generation

NSPI’s energy sources for its electric energy generation are coal, petroleum coke, natural gas, heavy fuel oil, hydroelectric energy, light fuel oil (gas turbine), biomass and wind. NSPI also purchases electric energy from IPPs in the Province of Nova Scotia and neighbouring markets outside the Province of Nova Scotia.

NSPI owns 2,487 MW of generating capacity, of which approximately 43% is coal-fired; 29% is natural gas and/or oil comprised; 19% is hydro and wind; 7% is petroleum coke and 2% is biomass-fueled generation. The total NSPI-owned generation capacity is 2,487 MW, which is supplemented by 530 MW contracted with IPPs and Community Feed-In Tariff participants (which is expected to increase to 547 MW in 2017). NSPI meets the planning criteria for reserve capacity established by the Maritime Control Area and the Northeast Power Coordinating Council.

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Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “NSPI Regulated Fuel for Generation and Purchased Power” section of the MD&A, which is incorporated herein by reference.

System Operations

The ECC co-ordinates and controls the electric generation and transmission and distribution facilities. The ECC is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a communication network used by system operators for remote monitoring and control of the power system components.

Through an interconnection agreement with NB Power, NSPI’s system has access to other regional power systems and the rest of the interconnected North American electric bulk power systems.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission facilities. The distribution system consists of approximately 27,000 km of distribution facilities.

Contribution to Consolidated Net Income

NSPI’s contribution to Emera’s consolidated net income was $130 million in 2016 ($130 million in 2015).

Seasonal Nature

Electric sales volume is primarily driven by general economic conditions, population, weather and demand side management. Residential and commercial electricity sales are seasonal in the Province of Nova Scotia, with Q1 typically being the strongest period, reflecting colder weather and fewer daylight hours in the winter season.

Capital Expenditures

NSPI’s capital expenditures in 2016 were $309 million (2015 - $274 million).

The UARB prescribes and approves depreciation rates and regulated accounting policies. Depreciation rates are reviewed periodically. A settlement agreement on depreciation rates became effective on January 1, 2012. The overall impact of this settlement agreement on the average depreciation rate was immaterial.

Environmental Considerations

NSPI is subject to regulation by federal, provincial and municipal authorities with regard to environmental matters, primarily through its utility operations. In addition to imposing continuing compliance obligations, there are laws, regulations and permits authorizing the imposition of penalties for non-compliance, including fines, injunctive relief and other sanctions. The cost of complying with current and future environmental requirements is material to NSPI. Failure to comply with environmental requirements or to recover environmental costs in a timely manner through rates could have a material adverse effect on NSPI.

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Conformance with legislative and NSPI’s requirements is verified through a comprehensive environmental audit program. There were no significant environmental or regulatory compliance issues identified during the audits completed to December 31, 2016.

The Province of Nova Scotia has established targets with respect to the percentage of renewable energy in NSPI’s generation mix. The most recent target for each year of 2015 through 2019 was 25% of electrical energy which will be derived from renewable sources. That target was exceeded for 2016, with 28% of NSPI’s generation mix coming from renewable sources. In 2020, the target is 40% of electrical energy to be derived from renewable sources. The Maritime Link Project will supply 153 MW of firm, on-peak power and approximately 900 GWh per year of renewable electricity to help NSPI meet the legislated target of 40% renewable electricity in 2020. NSPI plans to retire a coal-fired generating unit following the commencement of commercial operations of the Maritime Link.

On April 8, 2016, the Province of Nova Scotia amended the Renewable Electricity Regulations to remove a legal requirement to operate the Company’s Port Hawkesbury biomass plant as a must-run facility which allows the Company flexibility in operating the facility to meet its renewable targets and delivering fuel savings to customers.

For further information on environmental regulations affecting NSPI, see NSPI’s Annual Information Form.

Emera Maine

Emera Maine’s transmission operations are regulated by FERC, and its distribution operations and stranded cost recoveries are regulated by the MPUC. Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the energy delivered through the utility’s transmission and distribution networks. Throughout the discussion below, various references are made to the two predecessor entities to Emera Maine (Bangor Hydro and MPS), which existed as separate entities until December 31, 2013.

Emera Maine has approximately $1.5 billion of assets and approximately $1.0 billion of net rate base. Emera Maine owns and operates approximately 1,800 km of transmission facilities and 15,000 km of distribution facilities and has a workforce of approximately 400 people.

Market and Sales

Approximately 52% of Emera Maine’s electric revenue represents distribution operations, 35% is associated with local transmission operations and 13% relates to stranded cost recoveries. The rates for each element are established in distinct regulatory proceedings.

Emera Maine Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2016	2015	2016	2015
Residential	48.1	47.5	40.9	39.7
Commercial	37.5	36.2	40.2	38.5
Industrial	8.1	8.8	18.2	21.1
Other	6.3	7.5	0.7	0.7
Total	100.0	100.0	100.0	100.0

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Distribution Operations

Emera Maine’s distribution businesses operate under a traditional cost-of-service regulatory structure, and distribution rates are set by the MPUC. Prior to December 21, 2016 the ROE upon which rates are set was 9.55% with a common equity component of 49%. On December 21, 2016, Emera Maine’s distribution rates increased 3.75% which was based on a 9% ROE and a common equity component of 49%.

Transmission Operations

There are two transmission districts for Emera Maine, corresponding to the service territories of the two pre-merger entities.

Bangor Hydro District Transmission

Local transmission rates for Bangor Hydro District are regulated by the FERC and set annually on June 1, based on a formula utilizing prior year actual transmission investments, adjusted for current year forecasted transmission investments. The common equity component is based upon the prior calendar year actual average balances. On October 16, 2014, FERC issued an order in response to a challenge to the ISO-NE Open Access Transmission Tariff (“OATT”) base ROE, which reduced the ROE from 11.14% to 10.57% for the period of October 1, 2011 to December 31 2012 and set 10.57% as the ROE rate effective October 16, 2014. The October 16, 2014 FERC order is currently under appeal in the DC Circuit Court and there are three additional pending complaints filed with the FERC to challenge the ISO-NE OATT allowed base ROE.

Effective June 1, 2016, the average retail transmission rates for the Bangor Hydro District increased by approximately 2% in connection with its annual transmission formula rate filing (2015 – increased by 21%). The increase is associated primarily with the recovery of increased transmission plant in service and as a result of the prior year tariff rate, including a rate refund related to the aforementioned FERC ROE decision.

The Bangor Hydro District’s bulk transmission assets are managed by ISO-NE as part of a region-wide pool of assets. ISO-NE manages the region’s bulk power generation and transmission systems and administers the OATT. Currently, the Bangor Hydro District along with all other participating transmission providers, recovers the full cost of service for its transmission assets from the customers of participating transmission providers in New England, based on a regional FERC approved formula that is updated June 1 each year. This formula is based on prior year regionally funded transmission investments, adjusted for current year forecasted investments. The participating transmission providers are also required to contribute to the cost of service of such transmission assets on a ratable basis according to the proportion of the total New England load that their customers represent. The common equity component is based upon the prior calendar year average balances. On October 16, 2014, FERC issued an order in response to a challenge to the ISO-NE OATT, which reduced Bangor Hydro District’s ROE for these transmission investments which ranged from 11.64% up to 12.64% to 11.07% up to 11.74%. There are currently three pending aforementioned complaints filed with FERC.

MPS District Transmission

Local transmission rates for MPS District are regulated by the FERC and are set annually on June 1 for wholesale and July 1 for retail customers, based on a formula utilizing prior year actual transmission investments and expenses, adjusted for current year forecasted investments. The current ROE for transmission operations is 10.2%. The common equity component is based upon the prior calendar year actual average balances.

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Effective June 1, 2016 the transmission rates for the MPS District increased by approximately 43% for wholesale customers (2015 – decreased by 1%) and on July 1, 2016 increased by 36% for retail customers (2015 – decreased by 22%) in connection with its annual transmission formula rate filing. Transmission rates in the MPS District for retail and wholesale customers can vary from year to year due to changes in the amount of export sales revenue received, the amount of transmission plant in service, the amount of operating cost to maintain the transmission system and the approved return on equity. The increase in the retail and wholesale transmission rates in 2016 is due to the increased investment of plant in service required to replace aging infrastructure. On April 1, 2015, as amended May 1, 2015, Emera Maine filed a revised Maine Public District OATT formula which was challenged by the Maine Customer Group and is currently subject to settlement discussions.

The MPS District electric service territory is not connected to the New England bulk power system and it is not a member of ISO-NE. As a result, MPS District is not a party to the previously discussed ROE complaints at the FERC.

Stranded Cost Recoveries

Stranded cost recoveries in Maine are set by the MPUC. Electric utilities are entitled to recover all prudently incurred stranded costs resulting from the restructuring of the industry in 2000 that could not be mitigated or that arose as a result of rate and accounting orders issued by the MPUC. Unlike transmission and distribution operational assets, which are generally sustained with new investment, the net stranded cost regulatory asset pool diminishes over time as elements are amortized through charges to income and recovered through rates. Generally, regulatory rates to recover stranded costs are set every three years, determined under a traditional cost-of-service approach and are fully recoverable. On July 1 of each year, stranded cost rates are adjusted to reflect recovery of cost deferrals for the prior stranded costs rate year under the full recovery mechanism, as well as factor in any new stranded cost information.

Bangor Hydro District Stranded Costs

Bangor Hydro District’s net regulatory assets primarily include the costs associated with the restructuring of an above-market power purchase contract and deferrals associated with reconciling stranded costs. These net regulatory assets total approximately $11.4 million as at December 31, 2016 (2015 –$19.7 million) or 1.0% of Emera Maine’s net asset base (2015 – 1.8%).

The Bangor Hydro District is currently undergoing a stranded cost rate proceeding with the MPUC to set rates for the period March 1, 2017 to February 28, 2020.

While the stranded cost revenue requirements differ throughout the period due to changes in annual stranded costs, the actual annual stranded cost revenues are the same during the period. To stabilize the impact of the varying revenue requirements, cost or revenue deferrals are recorded as a regulatory asset or liability, and addressed in subsequent stranded cost rate proceedings, where customer rates are adjusted accordingly.

MPS District Stranded Costs

Effective January 1, 2015, the stranded cost rates for the MPS District decreased by approximately 150%. This was principally due to the flow-back to customers of certain benefits received by Emera Maine from Maine Yankee associated with litigation with the United States Department of Energy on nuclear waste disposal. On July 1, 2016, stranded cost rates further decreased by 7.6% to flow back over-collections associated with stranded cost reconciliation deferrals. The allowed ROE used in setting the new rates on January 1, 2015 was 6.75%, with a common equity

2016 Annual Information Form	36

component of 48%. The reduced stranded cost revenues are offset by reductions in expense and do not affect earnings. The Maine Public district is currently undergoing a stranded cost rate proceeding with the MPUC to set rates for the period March 1, 2017 to February 28, 2020.

Contribution to Consolidated Net Income

Emera Maine’s contribution to consolidated net income was flat at USD$36 million in 2016.

Seasonal Nature

Electricity sales in Maine vary significantly over the year; Q1 and Q3 are typically the strongest. Q1 reflects colder weather and few daylight hours in the winter season, while Q3 reflects the hotter summer weather and the impact of summer tourism in the state.

Capital Expenditures

Emera Maine’s capital expenditures for the year ended 2016 were approximately $86 million (2015 – $66 million).

Environmental Considerations

Emera Maine is regulated by the U.S. Environmental Protection Agency for compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. Emera Maine is also regulated by the State of Maine’s Department of Environmental Protection.

Emera Caribbean

As of December 31, 2016, Emera Caribbean includes a 100% (December 31, 2015 – 95.5%) investment in ECI and its wholly owned subsidiary BLPC, a 50% direct (through ECHL) and 30.4% indirect interest in GBPC (through a 60.7% interest in ICDU held by ECHL), a 51.9% indirect controlling interest (December 31, 2015 – 49.6%), through ECI, in Domlec and a 19.1% indirect interest (December 31, 2015 – 18.2%), through ECI, in Lucelec.

BLPC

BLPC is a vertically-integrated utility and the provider of electricity on the Caribbean island of Barbados with approximately $0.5 billion of assets. It serves approximately 126,000 customers, has a workforce of approximately 325 employees and is regulated by the Fair Trading Commission, Barbados. The government of Barbados has granted to BLPC a franchise to generate, transmit and distribute electricity on the island until 2028. Emera acquired its indirect interest in BLPC through the purchase of approximately 80.1% of the outstanding common shares of LPH, now ECI, and the parent company of BLPC in 2010. In 2015, Emera increased its ownership interest in BLPC to 95.5%. Emera initiated a process to purchase the remaining 4.5% of common shares from minority shareholders of ECI, which was completed on February 25, 2016.

BLPC is regulated under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and providing an appropriate return to investors. BLPC’s approved allowable regulated return on rate base for 2016 and 2015 was 10%.

A fuel pass-through mechanism provides the opportunity to recover all fuel costs in a timely manner. The Fair Trading Commission, Barbados has approved the calculation of the fuel charge, which is adjusted on a monthly basis.

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Domlec

Domlec is a vertically-integrated utility on the island of Dominica with approximately $0.1 billion of assets. Domlec serves approximately 36,000 customers, has a workforce of approximately 200 employees, and is regulated by the IRCD. On October 7, 2013, the IRCD issued a Transmission, Distribution & Supply License and a Generation License, both of which came into effect on January 1, 2014 for a period of 25 years. These new licenses replaced the existing license, which was due to expire on December 31, 2015. Domlec’s approved regulated return on rate base for 2016 and 2015 was 15%. A fuel pass-through mechanism provides the opportunity to recover substantially all fuel costs in a timely manner.

GBPC

GBPC is a vertically-integrated utility and the sole provider of electricity on Grand Bahama Island in the Bahamas with approximately $0.4 billion of assets. GBPC serves approximately 19,000 customers, has a workforce of approximately 185 employees and is regulated by the GBPA. The GBPA has granted GBPC a licensed, regulated and exclusive franchise to generate, transmit and distribute electricity on the island until 2054. GBPC’s approved regulated return on rate base was 8.8% for 2016 and 10% for 2015. A fuel pass-through mechanism provides the opportunity to recover fuel costs in a timely manner. ECHL holds its indirect interest in GBPC through ICDU, which owns a 50% interest in GBPC. ICDU is listed on the Bahamas International Securities Exchange.

On June 29, 2012, GBPC announced a new regulatory rate structure which was approved by the GBPA and became effective July 1, 2012. The new regulatory rate structure consists of two components: (i) a base rate intended to recover GBPC’s operating expenses, depreciation and return on capital investment; and (ii) a fuel charge intended to recover all of GBPC’s fuel costs. On January 17, 2013, GBPC and the GBPA finalized an Operating Protocol and Regulatory Framework agreement which formalized the operating protocols and regulatory construct that GPC had previously agreed to in principle.

Effective February 1, 2016, the GBPA approved GBPC’s regulated return on base of 8.8% for the 2016 through 2018 period. Residential customers will see decreases of up to 4.5%, while commercial customers will see an increase of 1.5%. This rate decision also allowed customers to install renewable energy systems and sell their excess energy to GBPC via a renewable energy rider.

In October 2016, the island of Grand Bahama took a direct hit from Hurricane Matthew. GBPC’s generation and substation infrastructure weathered the storm well, however over 2,100 transmission and distribution poles and related conductor were damaged or destroyed, as were many connections to customer homes. Restoration efforts are now completed.

In December 2016, the GBPA approved that over a five year period, 2017 to 2021, the all-in rate for electricity (fuel and base rates) will be held at 2016 levels. Any over-recovery of fuel costs during this period will be applied to the Hurricane Matthew regulatory deferral, until such time as the deferral is recovered. Should GBPC recover funds in excess of the Hurricane Matthew regulatory deferral, the excess will be placed in a new storm reserve. If balances remain within the Hurricane Matthew deferral at the end of five years, GBPC will have the opportunity to request recovery from customers in future rates.

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As a component of its regulatory agreement GBPC has an earnings share mechanism to allow for earnings on rate base to be deferred to a regulatory asset or liability at the rate of 50% of amounts below a 7.8% return on rate base and 50% of amounts above 9.8% return on rate base respectively.

Lucelec

Lucelec is a vertically-integrated regulated electric utility on the Caribbean island of St. Lucia. Lucelec is listed on the Eastern Caribbean Securities Exchange.

Market and Sales

Emera Caribbean Revenue and Electricity Sales by Customer Class(1)
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2016	2015	2016	2015
Residential	33.2	32.4	34.7	33.7
Commercial	57.2	57.0	57.2	56.8
Industrial	7.7	8.8	6.7	7.7
Other	1.9	1.8	1.4	1.8
Total	100.0	100.0	100.0	100.0

(1)	Information included above includes 100% of BLPC, GBPC and Domlec.

Energy Sources and Generation

BLPC’s and GBPC’s energy sources for its electricity generation is primarily heavy fuel oil used for base load generation and light fuel oil used for peaking generation.

BLPC owns approximately 239 MW of generation comprised of: (i) 5 gas turbine units with a combined capacity of 86 MW (light oil and jet fuel oil-fired); (ii) 6 diesel units with a combined capacity of 113 MW (heavy oil-fired); and (iii) 2 steam units with a combined capacity of 40 MW (heavy oil-fired).

GBPC owns approximately 98 MW of heavy fuel oil-fired and medium and slow speed diesel generating units.

Domlec owns approximately 20 MW of oil-fired generation and 7 MW of hydro production.

Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “Regulated Fuel for Generation, Purchased Power and Cost of Natural Gas” section of the MD&A, which is incorporated herein by reference.

System Operation

BLPC, GBPC and Domlec have system control centers which co-ordinate and control the electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. The system control centre is linked to the generating stations and other key parts of the system by the “Supervisory Control and Data Acquisition” system, a voice and data communications network.

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Transmission and Distribution

BLPC, GBPC and Domlec transmit and distribute electricity from their generating stations to their customers.

BLPC’s transmission system consists of 150 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of 2,800 km of distribution lines which includes distribution supply substations.

GBPC’s transmission system consists of 138 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 860 km of distribution lines which includes distribution supply substations.

Domlec’s transmission system consists of 497 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 716 km of distribution lines which includes distribution supply substations.

Contribution to Consolidated Net Income

Emera Caribbean’s contribution to Emera’s consolidated net income was USD$77 million in 2016 (USD$31 million in 2015).

Seasonal Nature

Electricity sales and related generation varies significantly over the year in the Caribbean; Q3 is typically the strongest period, reflecting warmer weather.

Capital Expenditures

Emera Caribbean’s capital expenditures for the year ended 2016 were approximately $87 million (2015 – $44 million).

Environmental Considerations

Emera Caribbean has implemented a Health Safety Environmental and Management system to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment.

Emera Energy

Emera Energy consists of Emera’s wholly owned Emera Energy Services, EE New England Gas Generation, Bayside Power LP and Brooklyn Energy; and Emera’s indirect 50% interest in Bear Swamp.

Emera Energy Services

Emera Energy Services derives revenue and earnings from the wholesale marketing and trading of natural gas, electricity and other energy-related commodities and derivatives within the Company’s strict risk tolerances, including those related to value-at-risk (VaR) and credit exposure. More specifically, Emera Energy purchases and sells physical natural gas and related transportation capacity rights, as well as providing related energy asset management services. Emera Energy Services is also responsible for commercial management of electricity production and fuel procurement for Emera Energy Generation’s fleet. Established in 2002, Emera Energy’s marketing and trading business currently has approximately 90 employees engaged in commercial activities and related back office, legal and other support functions.

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The primary market for the marketing and trading business is northeastern North America, including the Marcellus shale gas region, the U.S. Gulf Coast and Central Canada. Its counterparties include electric and gas utilities, natural gas producers, electricity generators and other marketing and trading entities. Marketing and trading operates in a competitive environment, and its business relies on knowledge of the region’s energy markets, understanding of pipeline infrastructure, a network of counterparty relationships and a focus on customer service. Emera Energy Services invests in physical transportation capacity rights to move gas across its portfolio, utilizes financial products to hedge commodity prices, and minimizes open commodity positions in order to maintain the low to moderate risk profile of its marketing and trading business.

Emera Energy Generation

Emera Energy wholly owns and operates a portfolio of high efficiency, non-utility electricity generating facilities in northeast North America. Emera Energy has approximately 115 employees in its wholly owned generation business. The New England facilities participate in the regional capacity market and are compensated for being available to provide power. For the portion of output not committed under power purchase agreements, Emera Energy’s generation facilities sell into price-based competitive markets and earn revenues through the physical delivery of power and ancillary services, such as load regulation.

Market and Sales

Information regarding these facilities is summarized in the following table:

Wholly Owned Generation Facilities	Location	Capacity (MW)	Commissioning / In-Service Date	Fuel	Description
New England
Bridgeport (1)	Connecticut	560	1999	Natural gas	Selling electricity and capacity to ISO-NE
Tiverton (2)	Rhode Island	290	2000	Natural gas	Selling electricity and capacity to ISO-NE
Rumford	Maine	265	2000	Natural gas	Selling electricity and capacity to ISO-NE
Total New England		1,115
Maritime Canada
Bayside	New Brunswick	290	2001	Natural gas	Long-term power purchase agreement November - March; Selling electricity to Maritime Provinces and ISO-NE for remainder of year
Brooklyn	Nova Scotia	30	1996	Biomass	Long-term power purchase agreement
Total Maritime Canada		320
Total		1,435

(1)	A Q2 2015 upgrade at Bridgeport increased its nameplate capacity from 540 MW to 560 MW.
(2)	A Q4 2016 upgrade at Tiverton increased its nameplate capacity from 265 MW to 290 MW.

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Information regarding Emera Energy’s equity investment in Bear Swamp is summarized below:

Investments in Generation Facilities	Ownership (%)	Location	Capacity (MW)	Fuel	Description
New England
Bear Swamp	50	Massachusetts	600	Hydro	Long-term power purchase agreement and selling electricity and capacity to ISO-NE

Information regarding Emera Energy’s revenues is summarized below:

Emera Energy Revenue
For the year ended December 31	2016	2015
Electricity sales	$406	$463
Capacity revenues	$47	$44
Marketing and trading margin	$58	$85
Total	$511	$592

Contribution to Consolidated Net Income and Adjusted Net Income

For the year ended December 31, 2016, Emera Energy’s contribution to consolidated net income decreased $209 million to a loss of $(110) million compared to $99 million during the same period in 2015. Adjusted for after-tax derivative mark-to-market and the amortization of transportation capacity, Emera Energy’s adjusted contribution to consolidated net income decreased by $106 million to $24 million in 2016 compared to $130 million during the same period in 2015.

Seasonal Nature

The electricity generation business in the northeast of the United States is seasonal. Q1, Q3 and Q4 are generally the strongest periods, reflecting colder weather, and fewer daylight hours in the winter season, and cooling load in the summer.

Capital Expenditures

Emera Energy’s capital expenditures for the year ended 2016 were approximately $39 million (2015 – $42 million). The 2016 capital expenditures included a Q4 2016 upgrade at the Tiverton facility that increased the nameplate capacity from 265 MW to 290 MW.

Environmental Considerations

EE New England Gas Generation is subject to the Regional Greenhouse Gas Initiative (RGGI) for carbon dioxide emissions and the Acid Rain Program for sulphur dioxide emissions. EE New England Gas Generation emits approximately two million tons of carbon dioxide per year. The amount of sulphur dioxide emitted is not considered significant. Changes to these emissions programs could adversely impact financial and operational performance.

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Corporate and Other

Corporate and Other consists of Emera’s consolidated investment in Emera Utility Services, Emera Reinsurance and Emera’s non-consolidated investments in ENL, NSP Maritime Link Inc., LIL, EBPC, M&NP, APUC and OpenHydro.

Emera Utility Services

Emera Utility Services Inc., a wholly owned direct subsidiary of Emera, provides utility construction services in the Atlantic Provinces.

ENL

Emera has a 100% investment in Maritime Link, the company constructing a $1.56 billion transmission project, including two 170-km subsea cables, between the island of Newfoundland and the Province of Nova Scotia. The investment in Maritime Link is accounted for on the equity basis with equity earnings equal to the ROE component of AFUDC, which will continue until the Maritime Link Project goes into service. This project is scheduled to be completed in Q4 2017 and go into service by January 1, 2018.

LIL

Emera has a 62.7% investment in the partnership capital of LIL, which is a $3.4 billion electricity transmission project in Newfoundland and Labrador to enable the transmission of Muskrat Falls energy between Labrador and the island of Newfoundland. Emera’s percentage ownership in LIL is subject to change based on the balance of capital investments required from Emera and Nalcor to complete construction of the LIL. Emera’s ultimate percentage investment in LIL will be determined on completion of the LIL and final costing of all transmission projects related to the Muskrat Falls development, including the LIL, Labrador Transmission Assets and Maritime Link projects, such that Emera’s total investment in the Maritime Link and LIL will equal 49% of the cost of all of these transmission developments. The investment in LIL is accounted for on the equity basis. This project is expected to go into service in Q2 2018.

EBPC

EBPC owns Brunswick Pipeline, a 145-km pipeline delivering re-gasified natural gas from the Canaport LNG import terminal near Saint John, New Brunswick to markets in the Northeastern United States. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/US border near Baileyville, Maine. Since its commissioning in July 2009, the pipeline has been used solely to transport natural gas for RECL under a 25 year firm service agreement. Brunswick Pipeline is regulated by the NEB, which has classified it as a Group II pipeline.

M&NP

Emera owns a 12.9% interest in M&NP, which is a 1,400 km pipeline that transports natural gas from offshore Nova Scotia to markets in Maritime Provinces and the Northeastern United States.

Contribution to Consolidated Net Income

Corporate and Other’s contribution to Emera’s consolidated net income decreased $194 million to a loss of $112 million. Included in the fiscal 2016 results is an after-tax mark-to-market loss of $114 million for the year ended December 31, 2016 (2015 – gain of $98 million) primarily related to the effect of the Debenture Offering, USD-denominated currency revaluation and forward contracts put in place to hedge the anticipated proceeds from the Final Instalment.

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Capital Expenditures

Corporate and Other capital expenditures for the year ended 2016 were approximately $8 million (2015 – $10.0 million).

Environmental Considerations

Brunswick Pipeline is regulated by the NEB and subject to both federal and provincial environmental regulations. Brunswick Pipeline has comprehensive integrity, safety and environmental programs in place, including an environmental management system and regularly scheduled physical inspections of the pipeline.

Economic Dependence

Brunswick Pipeline has a 25-year firm transport or pay service agreement with RECL, which runs to 2034. The risk of non-payment is mitigated as Repsol, the parent company of RECL, has provided EBPC with a guarantee for all RECL’s payment obligations under the firm service agreement.

Risk Factors

See the “Enterprise Risk and Risk Management” section of the MD&A and “Principal Risks and Uncertainties” in the Commitments and Contingencies note to Emera’s financial statements for the year ended December 31, 2016, which are each incorporated herein by reference.

CAPITAL STRUCTURE

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares is issuable in series.

As at December 31, 2016, 210,024,388 common shares, 3,864,636 Series A First Preferred Shares, 2,135,364 Series B First Preferred Shares, 10,000,000 Series C First Preferred Shares, 5,000,000 Series E First Preferred Shares and 8,000,000 Series F First Preferred Shares were issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

The holders of common shares are entitled to dividends on a pro rata basis, as and when declared by the Board. Subject to the rights of the holders of the first preferred shares and second preferred shares, if any, who are entitled to receive dividends in priority to the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other class of shares of Emera.

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On the liquidation, dissolution or winding-up of Emera, holders of common shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of first preferred shares and second preferred shares, if any, who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the common shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares.

The foregoing description is subject to the “Share Ownership Restrictions” section below.

Emera First Preferred Shares

The first preferred shares of each series rank on parity with the first preferred shares of every other series and are entitled to a preference over the second preferred shares, the common shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the first preferred shares, the holders of the first preferred shares will be entitled, for only as long as the dividends remain in arrears, to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

The first preferred shares of each series are not redeemable at the option of their holders.

The following series of First Preferred Shares have been authorized:

Series A First Preferred Shares

The holders of Series A First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series A First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series A First Preferred Shares.

In any instance where the holders of Series A First Preferred Shares are entitled to vote, each holder shall have one vote for each Series A Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series A First Preferred Shares were entitled to receive fixed cumulative preferential cash dividends in the amount of $0.2750 per share per quarter during the five-year period commencing on August 15, 2010 and ending on (and inclusive of) August 14, 2015, as and when declared by the Board. For each five-year period after this date, the holders of Series A First Preferred Shares will be entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying the annual fixed dividend rate, which is the sum

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of the five-year Government of Canada Bond Yield on the applicable reset date plus 1.84%, by $25.00. The dividend rate for the Series A First Preferred Shares was set at $0.1597 per share per quarter for the five-year period commencing on August 15, 2015 and ending on (and inclusive of) August 14, 2020.

The Series A First Preferred Shares were not redeemable by Emera prior to August 15, 2015. On that date and on August 15 every five years thereafter, Emera has the right in certain circumstances to redeem for cash all or any part of the then outstanding Series A First Preferred Shares at a price of $25.00 per share plus any accrued and unpaid dividends up to but excluding the date fixed for redemption. Emera did not exercise its right to redeem all or any part of the outstanding Series A First Preferred Shares on August 15, 2015.

Subject to the automatic conversion described below and the right of Emera to redeem the Series A First Preferred Shares, on August 15, 2015 and on August 15 every five years thereafter, the holders of Series A First Preferred Shares have the right to convert any or all of their Series A First Preferred Shares into an equal number of Series B First Preferred Shares. In addition, the Series A First Preferred Shares may be automatically converted by Emera into Series B First Preferred Shares if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series A First Preferred Shares outstanding. On August 17, 2015, Emera announced that 2,135,364 issued and outstanding Series A First Preferred Shares were tendered for conversion, on a one-for-one basis, into Series B First Preferred Shares.

Series B First Preferred Shares

The holders of Series B First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series B First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series B First Preferred Shares.

In any instance where the holders of Series B First Preferred Shares are entitled to vote, each holder shall have one vote for each Series B Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series B First Preferred Shares are entitled to receive floating rate cumulative preferred cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate on the applicable reset date plus 1.84%, by $25.00. The dividend rate for the Series B First Preferred Shares was reset to $0.1425 per share for the quarter commencing on November 15, 2015 and ending on (and inclusive of) February 15, 2016, and was paid on February 16, 2016. The dividend rate for the Series B First Preferred Shares was subsequently reset to $0.1393 per share for the quarter commencing on February 15, 2016 and ending on (and inclusive of) May 15, 2016, and was paid on May 16, 2016. The dividend rate for the Series B First Preferred Shares was reset to $0.1449 per share for the quarter commencing on May 16, 2016 and ending on (and inclusive of) August 14, 2016, and was paid on August 15, 2016. The dividend rate for the Series B First Preferred Shares was subsequently reset to $0.1457 per share for the quarter commencing on August 15, 2016 and ending on (and inclusive of) November 14, 2016, and was paid on November 15, 2016.

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Emera has the right in certain circumstances to redeem for cash all or any part of the outstanding Series B First Preferred Shares at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on August 15, 2020 and on August 15 every five years thereafter, or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after August 15, 2015.

Subject to the automatic conversion described below and the right of Emera to redeem the Series B First Preferred Shares, on August 15, 2020 and on August 15 every five years thereafter, the holders of Series B First Preferred Shares have the right to convert any or all of their Series B First Preferred Shares into an equal number of Series A First Preferred Shares. In addition, Series B First Preferred Shares may be automatically converted by Emera into Series A First Preferred Shares if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series B First Preferred Shares outstanding.

Series C First Preferred Shares

The holders of Series C First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series C First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series C First Preferred Shares.

In any instance where the holders of Series C First Preferred Shares are entitled to vote, each holder shall have one vote for each Series C Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series C First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends in the amount of $0.25625 per share per quarter during the six-year period commencing on August 15, 2012 and ending on (and inclusive of) August 14, 2018, as and when declared by the Board. For each five year period after this date, the holders of Series C First Preferred Shares will be entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 2.65%, by $25.00.

The Series C First Preferred Shares will not be redeemable by Emera prior to August 15, 2018. On that date and on August 15 every five years thereafter, Emera has the right in certain circumstances to redeem for cash all or any part of the then outstanding Series C First Preferred Shares at a price equal to $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Subject to the automatic conversion described below and the right of Emera to redeem Series C First Preferred Shares, on August 15, 2018 and on August 15 every five years thereafter, the holders of Series C First Preferred Shares have the right to convert any or all of their Series C First Preferred Shares into an equal number of Series D First Preferred Shares. In addition, Series C First Preferred Shares may be automatically converted by Emera into Series D First Preferred Shares if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series C First Preferred Shares outstanding.

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Series D First Preferred Shares

As at December 31, 2016, there were no Series D First Preferred Shares issued and outstanding.

The holders of Series D First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series D First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series D First Preferred Shares.

In any instance where the holders of Series D First Preferred Shares are entitled to vote, each holder shall have one vote for each Series D Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series D First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate on the applicable reset date plus 2.65%, by $25.00.

Emera has the right in certain circumstances to redeem for cash all or any part of the outstanding Series D First Preferred Shares at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on August 15, 2023 and on August 15 every five years thereafter, or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after August 15, 2018.

Subject to the automatic conversion described below and the right of Emera to redeem the Series D First Preferred Shares, on August 15, 2023 and on August 15 every five years thereafter, the holders of Series D First Preferred Shares have the right to convert any or all of their Series D First Preferred Shares into an equal number of Series C First Preferred Shares. In addition, Series D First Preferred Shares may be automatically converted by Emera into Series C First Preferred Shares if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series D First Preferred Shares outstanding.

Series E First Preferred Shares

The holders of Series E First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series E First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series E First Preferred Shares.

In any instance where the holders of Series E First Preferred Shares are entitled to vote, each holder shall have one vote for each Series E Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

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The holders of Series E First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends in the amount of $1.125 per share per annum in perpetuity, subject to the Company’s redemption rights. On or after August 15, 2018, the Company may, on not less than 30 nor more than 60 days’ notice, redeem the Series E First Preferred Shares in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $26.00 per share if redeemed before August 15, 2019; $25.75 per share if redeemed on or after August 15, 2019 but before August 15, 2020; $25.50 per share if redeemed on or after August 15, 2020 but before August 15, 2021; $25.25 per share if redeemed on or after August 15, 2021 but before August 15, 2022; and $25.00 per share if redeemed on or after August 15, 2022; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Series F First Preferred Shares

The holders of Series F First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series F First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series F First Preferred Shares.

In any instance where the holders of Series F First Preferred Shares are entitled to vote, each holder shall have one vote for each Series F First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series F First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends in the amount of $0.265625 per share per quarter during the period commencing on August 15, 2014 and ending on (and inclusive of) February 14, 2020, as and when declared by the Board. For each five-year period after this date, the holders of Series F First Preferred Shares will be entitled to receive reset fixed cumulative preferential cash dividends. The reset annual dividends per share will be determined by multiplying the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 2.63%, by $25.00.

The Series F First Preferred Shares will not be redeemable by Emera prior to February 15, 2020. On that date and on February 15 every five years thereafter, Emera has the right in certain circumstances to redeem for cash all or any part of the then outstanding Series F First Preferred Shares, at a price of $25.00 per share plus any accrued and unpaid dividends up to but excluding the date fixed for redemption.

Subject to the automatic conversion described below and the right of Emera to redeem the Series F First Preferred Shares, on February 15, 2020 and on February 15 every five years thereafter, the holders of the Series F First Preferred Shares have the right to convert any or all of their Series F First Preferred Shares into an equal number of Series G First Preferred Shares. In addition, Series F First Preferred Shares may be automatically converted by Emera into Series G First Preferred Shares if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series F First Preferred Shares outstanding.

2016 Annual Information Form	49

Series G First Preferred Shares

As at December 31, 2016, there were no Series G First Preferred Shares issued and outstanding.

The holders of Series G First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series G First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series G First Preferred Shares.

In any instance where the holders of Series G First Preferred Shares are entitled to vote, each holder shall have one vote for each Series G Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series G First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate on the applicable reset date plus 2.63%, by $25.00.

Emera has the right in certain circumstances to redeem for cash all or any part of the outstanding Series G First Preferred Shares at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on February 15, 2025 and on February 15 every five years thereafter, or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after February 15, 2020.

Subject to the automatic conversion described below and the right of Emera to redeem the Series G First Preferred Shares, on February 15, 2025 and on February 15 every five years thereafter, the holders of Series G First Preferred Shares have the right to convert any or all of their Series G First Preferred Shares into an equal number of Series F First Preferred Shares. In addition, Series G First Preferred Shares may be automatically converted by Emera into Series F First Preferred Shares if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series G First Preferred Shares outstanding.

Series 2016-A Conversion, First Preferred Shares

The Series 2016-A Conversion, First Preferred Shares were authorized pursuant to the Hybrid Notes offering in June 2016. As at December 31, 2016, there were no Series 2016-A Conversion, First Preferred Shares issued and outstanding.

The holders of Series 2016-A Conversion, First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;
•	for meetings of the holders of first preferred shares as a class and holders of Series 2016-A Conversion, First Preferred Shares as a series; and
•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series 2016-A Conversion, First Preferred Shares.

2016 Annual Information Form	50

In any instance where the holders of Series 2016-A Conversion, First Preferred Shares are entitled to vote, each holder shall have one vote for each Series 2016-A Conversion, First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of each series of Series 2016-A Conversion, First Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board, at the same rate as would have accrued on the related series of Hybrid Notes (had such Hybrid Notes remained outstanding), payable on each semi-annual or quarterly dividend payment date, as the case may be. The Series 2016-A Conversion, First Preferred Shares do not have a fixed maturity date.

The Series 2016-A Conversion, First Preferred Shares are not redeemable by Emera on or prior to June 15, 2026. After that date, Emera may redeem at any time all, or from time to time any part, of the outstanding Series 2016-A Conversion, First Preferred Shares, without the consent of the holders, on not more than 60 days and not less than 30 days prior notice, by the payment of an amount in cash for each such share so redeemed of USD$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon.

Emera Second Preferred Shares

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera. As at December 31, 2016, Emera had not issued any second preferred shares.

Share Ownership Restrictions

As required by the Nova Scotia Power Reorganization (1998) Act (Nova Scotia) and pursuant to the Nova Scotia Power Privatization Act (Nova Scotia), the Articles of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15% of the votes attached to all outstanding voting shares of Emera. Non-residents of Canada may not subscribe for, have transferred to them, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 25% of the votes attached to all outstanding voting shares of Emera. Votes cast by non-residents on any resolution at a meeting of common shareholders of Emera will be pro-rated so that such votes will not constitute more than 25% of the total number of votes cast.

The common shares, and in certain circumstances the Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares and Series F First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s Articles contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. The Board may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

2016 Annual Information Form	51

DIVIDENDS

Any dividend payments will be at the Board’s discretion based upon earnings and capital requirements and any other factors as the Board may consider relevant. Emera has an 8% annual dividend growth target through 2020.

The Board approved the payment of the following dividends during the last three completed fiscal years:

Common Shares (1), (2) and (3)
Fiscal Year	Record Date	Date Paid	Dividend (per share) ($)
2016	November 1	November 15	0.5225
	July 22	August 15	0.5225
	May 2	May 16	0.4750
	February 2	February 16	0.4750
2015	November 2	November 16	0.4750
	July 31	August 17	0.4000
	May 1	May 15	0.4000
	February 3	February 17	0.3875
2014	November 3	November 17	0.3875
	July 31	August 15	0.3625
	May 1	May 15	0.3625
	February 3	February 17	0.3625
Series A First Preferred Shares
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2016	November 1	November 15	0.1597
	July 22	August 15	0.1597
	May 2	May 16	0.1597
	February 2	February 16	0.1597
2015	November 2	November 15	0.1597
	July 31	August 17	0.2750
	May 1	May 15	0.2750
	February 3	February 17	0.2750
2014	November 3	November 17	0.2750
	July 31	August 15	0.2750
	May 1	May 15	0.2750
	February 3	February 17	0.2750
Series B First Preferred Shares (4)
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2016	November 1	November 15	0.1457
	July 22	August 15	0.1449
	May 2	May 16	0.1393
	February 2	February 16	0.1425
2015	November 2	November 15	0.1508

2016 Annual Information Form	52

Series C First Preferred Shares
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2016	November 1	November 15	0.25625
	July 22	August 15	0.25625
	May 2	May 16	0.25625
	February 2	February 16	0.25625
2015	November 2	November 15	0.25625
	July 31	August 17	0.25625
	May 1	May 15	0.25625
	February 3	February 17	0.25625
2014	November 3	November 17	0.25625
	July 31	August 15	0.25625
	May 1	May 15	0.25625
	February 3	February 17	0.25625
Series E First Preferred Shares
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2016	November 1	November 15	0.28125
	July 22	August 15	0.28125
	May 2	May 16	0.28125
	February 2	February 16	0.28125
2015	November 2	November 15	0.28125
	July 31	August 17	0.28125
	May 1	May 15	0.28125
	February 3	February 17	0.28125
2014	November 3	November 17	0.28125
	July 31	August 15	0.28125
	May 1	May 15	0.28125
	February 3	February 17	0.28125
Series F First Preferred Shares (5)
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2016	November 1	November 15	0.265625
	July 22	August 15	0.265625
	May 2	May 16	0.265625
	February 2	February 16	0.265625
2015	November 2	November 15	0.265625
	July 31	August 17	0.265625
	May 1	May 15	0.265625
	February 3	February 17	0.265625
2014	November 3	November 17	0.265625
	July 31	August 15	0.195000

(1)	On February 6, 2015, Emera approved an increase in the annual common share dividend rates from $1.55 to $1.60. The first payment was effective May 2015.
(2)	On August 11, 2015, Emera approved an increase in the annual common share dividend rate from $1.60 to $1.90. The first payment was effective November 2015.
(3)	On July 4, 2016, Emera approved an increase in the annual common share dividend rate from $1.90 to $2.09. The first payment was effective August 2016.
(4)	The Series B First Preferred Shares were issued August 17, 2015.
(5)	The Series F First Preferred Shares were issued June 9, 2014.

Emera maintains the Dividend Reinvestment Plan, which provides an opportunity for shareholders to reinvest dividends and to participate in optional cash contributions for the purpose of purchasing common shares. Dividends will reinvest at a discount of up to 5% from the average market price of Emera’s common shares.

2016 Annual Information Form	53

Credit Ratings

Emera has the following credit ratings by the Rating Agencies:(1)

	Moody’s	S&P
Corporate	Baa3 (Stable)	BBB + (Negative)
Senior unsecured debt program	Baa3	BBB
Hybrid Notes	Ba2	BBB-
First Preferred Shares	N/A	P-2 (low)

(1)

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of an issuer to meet its financial commitment in accordance with the terms of the obligation. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell, or hold securities in as much as such ratings are not a comment upon the market price of the securities or their stability for a particular investor. The credit ratings assigned to the securities may not reflect the potential impact of all risks on the value of the securities. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

Moody’s

Moody’s credit ratings are on a long term debt rating scale that ranges from AAA to C, representing the range from highest to lowest quality of such rated securities. The rating of Baa3 obtained from Moody’s in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the obligations are subject to moderate credit risk. As such, they are considered medium-grade and may possess speculative characteristics. The rating of Ba2 from Moody’s in respect of the Hybrid Notes is characterized as having speculative elements and being subject to substantial credit risk. It is the fifth highest of nine available rating categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

S&P’s credit ratings are on a long term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The issuer rating of BBB+ obtained from S&P in respect of the corporate rating indicates that the issuer has adequate capacity to meet its financial commitments. The issue ratings of BBB and BBB- from S&P in respect of the senior unsecured debt and the Hybrid Notes, respectively, indicate that the obligations exhibit adequate protection parameters. The issue and issuer rating of BBB is the fourth highest of ten available ratings categories and the addition of a “(+)” or “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

A P-2 (low) rating with respect to Emera’s Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares and Series F First Preferred Shares is the third lowest of the three sub-categories within the second highest rating of the eight standard categories of ratings utilized by S&P for preferred shares.

Emera has made, or will make, payments in the ordinary course to the Rating Agencies in connection with the assignment of ratings on both Emera and its securities. In addition, Emera has made customary payments in respect of certain subscription services provided to Emera by the Rating Agencies during the last two years.

2016 Annual Information Form	54

MARKET FOR SECURITIES

Trading Price and Volume

Emera’s common shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares and Series F First Preferred Shares are listed and posted for trading on the TSX under the symbols “EMA”, “EMA.PR.A”, “EMA.PR.B”, “EMA.PR.C”, “EMA.PR.E“and “EMA.PR.F”, respectively. Emera’s instalment receipts were previously listed and posted for trading on the TSX under the symbol “EMA.IR”. The instalment receipts commenced trading on September 28, 2015 and discontinued trading on August 2, 2016. Additionally, depositary receipts representing common shares of Emera were listed on the BSE under the symbol EMABDR.

The trading volume and high and low price for Emera’s securities for each month of 2016 are set out below:

Common Shares
2016	High($)	Low($)	Volume
January	44.94	41.90	10,709,809
February	47.12	44.31	28,902,904
March	47.96	45.04	12,151,296
April	48.54	45.20	10,516,790
May	47.31	45.18	11,161,466
June	48.96	45.70	10,289,354
July	50.19	48.20	9,298,898
August	49.48	47.19	20,028,544
September	48.51	46.27	11,609,233
October	47.68	45.40	11,065,916
November	47.06	44.16	19,898,691
December	45.62	43.76	11,886,126

Series A First Preferred Shares
2016	High($)	Low($)	Volume
January	14.22	10.90	86,849
February	11.94	10.88	85,854
March	12.75	11.20	349,837
April	13.50	12.45	52,608
May	13.90	13.10	88,963
June	13.88	12.75	113,835
July	13.79	13.20	49,040
August	14.47	13.60	55,828
September	14.20	13.92	69,502
October	14.99	13.81	103,107
November	14.78	13.55	70,051
December	14.97	13.87	94,770

2016 Annual Information Form	55

Series B First Preferred Shares*
2016	High($)	Low($)	Volume
January	12.56	11.15	11,340
February	12.15	10.79	18,696
March	11.71	10.79	37,299
April	13.22	11.30	36,397
May	13.00	12.22	29,580
June	12.99	12.46	19,043
July	12.60	12.15	17,505
August	13.30	12.25	43,695
September	13.08	12.83	10,900
October	13.26	12.87	18,372
November	13.37	12.56	57,459
December	13.75	13.20	87,984

* The Series B First Preferred Shares commenced trading on August 19, 2015

Series C First Preferred Shares
2016	High($)	Low($)	Volume
January	19.74	14.90	151,560
February	16.49	14.80	156,948
March	17.83	15.05	185,101
April	18.65	17.13	145,748
May	18.41	17.61	164,606
June	18.52	17.06	166,430
July	18.03	17.18	149,788
August	19.25	17.90	164,497
September	19.10	18.45	182,853
October	20.79	18.75	312,433
November	21.17	19.85	283,898
December	21.69	19.39	368,436

Series E First Preferred Shares
2016	High($)	Low($)	Volume
January	20.49	19.15	46,974
February	20.05	19.28	44,035
March	20.40	19.65	153,585
April	21.04	20.28	31,662
May	21.14	20.36	43,534
June	21.44	20.75	71,516
July	22.98	21.68	106,033
August	23.09	22.46	88,487
September	22.85	22.46	71,988
October	22.98	22.49	30,175
November	22.61	20.90	40,124
December	21.25	20.70	78,950

2016 Annual Information Form	56

Series F First Preferred Shares
2016	High($)	Low($)	Volume
January	20.43	16.08	203,849
February	18.17	16.28	117,001
March	19.20	16.60	197,229
April	20.00	18.71	69,848
May	19.75	18.97	56,938
June	19.86	18.31	131,399
July	19.18	18.61	111,051
August	20.01	18.85	90,457
September	19.43	19.05	134,548
October	21.98	19.31	189,303
November	21.47	20.07	108,544
December	21.53	19.52	196,648

Debentures – Instalment Receipts**
2016	High($)	Low($)	Volume
January	38.14	31.25	1,831,330
February	42.00	36.25	2,998,631
March	45.00	38.00	1,447,889
April	46.40	40.61	1,108,532
May	45.25	40.21	986,463
June	49.61	40.50	995,342
July	52.80	47.98	1,377,315
August	n/a	n/a	n/a
September	n/a	n/a	n/a
October	n/a	n/a	n/a
November	n/a	n/a	n/a
December	n/a	n/a	n/a

**	The instalment receipts commenced trading on September 28, 2015 and discontinued trading on August 2, 2016.

Depositary Receipts***
2016	High(BBD)	Low(BBD)	Volume
January	15.66	14.29	0
February	16.76	15.69	0
March	17.99	16.43	0
April	18.45	17.81	0
May	18.09	17.11	0
June	18.39	17.34	0
July	19.01	18.16	0
August	18.63	17.97	0
September	18.48	17.42	0
October	17.77	17.00	0
November	17.22	16.18	0
December	16.95	16.38	0

2016 Annual Information Form	57

***

As noted above under “General Development of the Business – ECI Amalgamation”, under the Offer, minority ECI shareholders could elect to receive as consideration for their ECI shares, 2.1 Emera DRs representing common shares. Each Emera DR represents one quarter of a common share. 5,249,595 DRs representing approximately 1,312,399 Emera common shares were issued in connection with the Offer. The Emera DRs commenced trading on the BSE on January 8, 2016, and 2,201,341 DRs were outstanding as of December 31, 2016. The BSE marks the trading price of the Emera DRs to the trading price of the Emera common shares on the TSX on a daily basis.

TRANSFER AGENT AND REGISTRAR

CST acts as Emera’s transfer agent and registrar. The registers of transfers of securities of Emera are located at CST’s principal offices in Vancouver, Calgary, Toronto, Montreal and Halifax.

2016 Annual Information Form	58

DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of Emera as of December 31, 2016:

Name and Residence	Principal Occupations During the Past Five Years and Other Information	Director Since (1)
Sylvia D. Chrominska(7) Toronto, Ontario Canada	Former Group Head of Global Human Resources and Communications for the Bank of Nova Scotia, where she had global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group. Former Chair of the Board of Scotia Group Jamaica Limited and Former Chair of the Board of Scotiabank Trinidad and Tobago Limited. A Director of Wajax Corporation.	2010
Henry E. Demone(4) Lunenburg, Nova Scotia Canada	Chairman of High Liner Foods, the leading North American processor and marketer of value-added frozen seafood. Mr. Demone was President of High Liner Foods since 1989 and its President and Chief Executive Officer from 1992 to May 2015. A Director of Saputo Inc.	2014
Allan L. Edgeworth(4)(10) Calgary, Alberta Canada	Former President of ALE Energy Inc., a private consulting company. Former President and Chief Executive Officer of Alliance Pipeline. Director of AltaGas Ltd.	2005
James D. Eisenhauer, FCPA, FCA(2) Lunenburg, Nova Scotia Canada	President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. Former Chair of the NSPI Board of Directors from May 2011 until May 2016, and a former Director of NSPI since 2008.	2011
Christopher G. Huskilson Wellington, Nova Scotia Canada	President and Chief Executive Officer of Emera since November 2004. From July 2003 to November 2004, he was Chief Operating Officer of Emera. Director of NSPI, Director of APUC and Chair or Director of a number of other Emera affiliated companies. He held the office of President and Chief Executive Officer of Emera’s subsidiary, NSPI from November 2004 to May 2006, and before that Chief Operating Officer of NSPI from January 2001 to November 2004.	2004
B. Lynn Loewen, FCPA, FCA(2)(10) Westmount, Quebec Canada	President of Minogue Medical Inc. a healthcare organization which delivers innovative medical technologies to hospitals and clinics. President of Expertech Network Installation Inc. from 2008 to 2011.	2013
J. Wayne Leonard(9) New Orleans, Louisiana U.S.	Former Chairman and Chief Executive Officer of Entergy Corporation, an integrated electricity producer and retail distributor. Mr. Leonard joined Entergy Corporation as President and Chief Operating Officer in 1998, becoming CEO in 1999. Mr. Leonard serves on the Boards of the Edison Electric Institute and Tidewater, Inc. He has also served on the Board of the Centre for Climate and Energy Solutions.	2014
John T. McLennan(3) Mahone Bay, Nova Scotia Canada	Former Chair of the Board from May 2009 to May 2014. Former Board member of Chorus Aviation Inc. from January 2006 to May 2014. Former Chair of the Board of NSPI from May 2006 to May 2009. Former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada). He is presently a Director of Amdocs Ltd.	2005

2016 Annual Information Form	59

Donald A. Pether(2)(5) Dundas, Ontario Canada	Former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc. Former Chair of the Canadian Steel Producers Association and former member of the board of the American Iron and Steel Institute. Honorary Doctor of Law degree from McMaster University.	2008
John B. Ramil(10) Tampa, Florida U.S.	Former President and Chief Executive Officer of TECO Energy. Held a variety of leadership positions in his four decades with Tampa Electric. Former member of the board of the Edison Electric Institute, an industry association. Chair of GuideWell Mutual Holding Corporation and Blue Cross and Blue Shield of Florida boards. Member of the Florida Council of 100, the board of the Moffitt Cancer Center Institute and former member of the board of the Tampa Bay Partnership.	2016
Andrea S. Rosen(6) Toronto, Ontario Canada	Former Vice-Chair of TD Bank Financial Group and President of TD Canada Trust. Director of Alberta Investment Management Corporation and Manulife Financial Corporation.	2007
Richard P. Sergel(3)(4) Wellesley, Massachusetts U.S.	Former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). Former President and Chief Executive Officer of National Grid USA from 2000 to 2004. Also former President and Chief Executive Officer of the New England Electric System. Presently a Director of State Street Corporation. Has also served on the boards of the Edison Electric Institute and the Consortium for Energy Efficiency.	2010
M. Jacqueline Sheppard(8) Calgary, Alberta Canada

Chair of the Board since May 2014. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc. Former Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown Corporation. Founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. Director of Cairn Energy PLC, a publicly traded UK based international upstream oil and gas producer. Director of the general partner of Pacific NorthWest LNG LP, which was formed for the purpose of constructing, owning and operating an LNG facility in British Columbia. Director of Seven Generations Energy Ltd., a publicly traded energy company focused on Canadian natural gas development.

		2009

(1)	Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting;
(2)	Denotes member of the Audit Committee;
(3)	Denotes member of the Nominating and Corporate Governance Committee;
(4)	Denotes member of the Management Resources and Compensation Committee;
(5)	Denotes Chair of the Nominating and Corporate Governance Committee;
(6)	Denotes Chair of the Audit Committee;
(7)	Denotes Chair of the Management Resources and Compensation Committee;
(8)	Denotes Chair of the Board;
(9)	Mr. Leonard resigned from the Board of Directors effective January 1, 2017.
(10)	Emera has established a Health, Safety and Environment Committee (HSEC), and effective May 12, 2017, Mr. Edgeworth will be HSEC Chair, and Ms. Loewen and Mr. Ramil will each be members of the HSEC.

As of December 31, 2016, the Directors, in total, beneficially owned or controlled, directly or indirectly, approximately 152,725 common shares or less than 1% of the issued and outstanding shares of Emera.

There are no material conflicts of interest between Emera or any of its subsidiaries and any director or officer of Emera or any of its subsidiaries.

2016 Annual Information Form	60

Audit Committee

The Audit Committee of Emera is composed of the following four members, all of whom are independent Directors: Andrea S. Rosen (Chair), Donald A. Pether, B. Lynn Loewen and James D. Eisenhauer. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s Charter, a copy of which is attached as Appendix “A” to this AIF.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “financially literate” as such term is defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Andrea S. Rosen, Committee Chair

Vice-Chair of TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005. From 2001 to 2002, Executive Vice President of TD Commercial Banking and Vice Chair TD Securities. Before joining TD Bank, was Vice President of Varity Corporation from 1991 to 1994, and worked at Wood Gundy Inc. (later CIBC-Wood Gundy) in a variety of roles from 1981 to 1990, eventually becoming Vice President and Director. Holds a Bachelor of Laws from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. Received a Bachelor of Arts from Yale University. Former Director and member of the Audit Committee of Hiscox Ltd., a U.K. reporting issuer listed on the London Stock Exchange, and Director and member of the Audit Committee of Manulife Financial Corporation, an issuer listed on The Toronto Stock Exchange, New York Stock Exchange, The Stock Exchange of Hong Kong, and the Philippine Stock Exchange. Director of Alberta Investment Management Corporation.

Donald A. Pether

Former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc. a Canadian steel producer. Held various positions at Dofasco, including Vice President, Commercial, Executive Vice President Dofasco Inc. & General Manager Dofasco Hamilton and President and Chief Operating Officer prior to appointment in May 2003 as President and Chief Executive Officer and July 2006 as Chair of the Board. Was Chairman of the Board of Directors of Dofasco de Mexico S.A. de C.V., Dofasco Marion Inc., Powerlasers Limited and Powerlasers Corporation. Served on the board of directors of the International Iron and Steel Institute, the Automotive Parts Manufacturers Association and the Canadian Steel Trade and Employment Congress. He is a Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc., and holds a Bachelor of Science in Metallurgical Engineering from the University of Alberta and a Doctor of Laws (Hon) from McMaster University.

B. Lynn Loewen, FCPA, FCA

President of Minogue Medical Inc. a healthcare organization which delivers innovative medical technologies to hospitals and clinics. Fellow of the Institute of Chartered Accountants, she has served in a number of senior roles at Bell Canada, Air Canada Jazz, and Air Nova and also was the Vice President, Financial Controls for BCE. She has served as Chair of the Audit Committee on the Public Sector Pension Investment Board, and was Chair of the Finance and Administration Committee of Mount Allison University. She holds a Bachelor of Commerce from Mount Allison University.

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James D. Eisenhauer, FCPA, FCA

President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution. Professional Engineer and a Fellow of the Chartered Professional Accountants of Nova Scotia. Mr. Eisenhauer was a member of the Board of Nova Scotia Business Inc. from 2005 to January 2013, serving as Chair from November 2010 to October 2012. He has also been a member of the Board of Stelia Aerospace North America Inc. since 2014 (and its predecessors, Composites Atlantic Limited since 1993 and Cellpack Aerospace Limited since 1987). He is also on the Advisory Board of Atlantic Industries Limited and is Chair of its Advisory Audit Committee. Mr. Eisenhauer holds a Bachelor of Science from Dalhousie University and a Bachelor of Engineering (with distinction) from the Technical University of Nova Scotia.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Audit Committee it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels will also require specific approval by the Audit Committee.

Auditors’ Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2016 and 2015 respectively, were as follows:

Service Fee	2016 ($)	2015 ($)
Audit Fees	1,161,150	1,167,187
Audit-Related Fees	651,397	242,568
Tax Fees	419,669	544,615
Other	Nil	125,000
Total	2,232,216	2,079,370

Audit-related fees for Emera relate to accounting and disclosure consultations and services associated with securities offerings. Tax fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters.

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Officers

The Officers of Emera as of December 31, 2016 were as follows:

Christopher G. Huskilson
President and Chief Executive Officer

President and Chief Executive Officer since November 1, 2004. From July 2003 to November 2004, Chief Operating Officer of Emera. He held the office of President and Chief Executive Officer of Emera’s subsidiary, NSPI from November 2004 to May 2006, and before that Chief Operating Officer of NSPI from January 2001 to November 2004. Prior to 2001, actively engaged for more than five years in the affairs of NSPI in various managerial and executive capacities.

Wellington, Nova Scotia Canada

Nancy G. Tower, FCPA, FCA
Chief Corporate Development Officer

Chief Corporate Development Officer since May 2015. Before that, Executive Vice President Business Development from May 2011 to May 2015. From May 2011 to March 2014 Chief Executive Officer of ENL. From November 2005 to May 2011, Executive Vice President and Chief Financial Officer. Prior to 2005, Vice-President Customer Operations for NSPI. From 1997 to 2000, Controller for NSPI.

Halifax, Nova Scotia Canada

Scott C. Balfour
Chief Operating Officer

Chief Operating Officer since November 2016. Chief Operating Officer Northeast and Caribbean, from March to November 2016. Executive Vice President and Chief Financial Officer of Emera from April 2012 to March 2016. From May 2011 to April 2012, President of Ensimian Capital Corporation. From September 2005 to January 2011, President and Chief Financial Officer of Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Halifax, Nova Scotia Canada

Gregory W. Blunden
Chief Financial Officer	Chief Financial Officer since March 2016. Previously Vice-President, Corporate Strategy & Planning of Emera and before that held the position of EVP, Customer, Business & Financial Services at NSPI.

Halifax, Nova Scotia Canada

R. Michael Roberts
Chief Human Resources Officer

Chief Human Resources Officer since December 1, 2014. Previously, President, Optimum Talent Atlantic of Halifax. Prior to that, Vice President, Corporate Development at Irving Shipbuilding and Vice President, Human Resources at Bell Aliant.

Halifax, Nova Scotia Canada

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Bruce A. Marchand
Chief Compliance Officer and Chief Legal Officer	Chief Compliance Officer since December 1, 2014. Chief Legal Officer since January 2012. Prior to January 2012, Senior Partner at the law firm of McInnes Cooper.

Halifax, Nova Scotia Canada

Daniel P. Muldoon
Executive Vice-President Major Renewables and Alternative Energy

Executive Vice-President, Major Renewables and Alternative Energy since May 2014. From June 16, 2011 to March 31, 2013, President and Chief Operating Officer, Emera Utility Services Inc. Prior to that, General Manager Engineering & Construction, Emera.

Halifax, Nova Scotia Canada

Robert Hanf
Executive Vice-President Stakeholder Relations and Regulatory Affairs

Executive Vice-President, Stakeholder Relations and Regulatory Affairs since August 2016. Previously, President and Chief Executive Officer of Nova Scotia Power Inc. until August 2016 and before that Chief Legal Officer of Emera.

Halifax, Nova Scotia Canada

Wayne O’Connor
Executive Vice-President Corporate Strategy and Planning

Executive Vice-President Corporate Strategy and Planning since March 2016. From October 2012 to February 2016, Executive Vice President Operations, NSPI. From June 2011 to October 2012, President and Chief Operating Officer of Emera Energy. From April 2008 to June 2011, Chief Operating Officer of Emera Energy.

Halifax, Nova Scotia Canada

Stephen D. Aftanas
Corporate Secretary

Corporate Secretary since September 2008. From June 2007 to September 2008, Associate Corporate Secretary. From March 2006 to June 2007, Associate General Counsel, NSPI. Prior to March 2006, Senior Solicitor, Emera.

Halifax, Nova Scotia Canada

As of December 31, 2016, the Directors and Officers, in total, beneficially owned or controlled, directly or indirectly, approximately 233,301 common shares or less than 1% of the issued and outstanding shares of Emera.

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CERTAIN PROCEEDINGS

To the knowledge of Emera, none of the Directors or Officers of the Company:

(1)	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director or Officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)

was subject to an Order that was issued after the Director or Officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

(2)

are, as at the date of this AIF, or have been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)

have, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee; or

(4)

have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Emera, there are no legal proceedings that individually or together could potentially involve claims against Emera or its subsidiaries for damages totaling 10% or more of the current assets of Emera, exclusive of interest and costs.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Emera.

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MATERIAL CONTRACTS

Emera has no material contracts other than those noted below and those entered into in the ordinary course of its business.

Material contracts entered into in connection with the financings related to the TECO Transaction, namely, the applicable Trust Indenture and First Supplemental Indenture in respect of the issuance of each of the U.S. Notes, the Hybrid Notes and the Canadian Notes, have been filed on SEDAR at www.sedar.com.

EXPERTS

Interest of Experts

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent within the meaning of the Rules of the Chartered Professional Accountants Nova Scotia Code of Professional Conduct.

PricewaterhouseCoopers LLP are the auditors of TECO Energy, and as such were the auditors of the financial statements in respect of the TECO Transaction included in the business acquisition report of Emera filed on August 5, 2016, as set forth in its report thereon.

ADDITIONAL INFORMATION

Additional information relating to Emera may be found on SEDAR at www.sedar.com or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171. Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans, is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s financial statements and MD&A for the year ended December 31, 2016.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Group of Companies’ Standards for Business Conduct.

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Appendix “A”

Emera Incorporated

Audit Committee Charter

PART I

MANDATE AND RESPONSIBILITIES

Committee Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

-	the quality and integrity of Emera’s financial statements;
-	the effectiveness of Emera’s internal control systems over financial reporting;
-	the internal audit and assurance process;
-	the qualifications, independence and performance of the external auditors;
-	major financial risk exposures;
-	Emera’s compliance with legal requirements and securities regulations in respect of financial statements and financial reporting; and
-	any other duties set out in this Charter or delegated to the Committee by the Board.

1.	Financial Reporting

a)	The Committee shall be responsible for reviewing, assessing the completeness and clarity of the disclosures in, and recommending to the Board for approval:

(i)	the audited annual financial statements of Emera, all related Management’s Discussion and Analysis, and earnings press releases;

(ii)	any documents containing Emera’s audited financial statements; and,

(iii)	the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases.

b)	The Committee shall oversee and assess that adequate procedures are in place for the review of public disclosure of financial information.

2.	External Auditors

a)

The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, and the compensation of such external auditors.

b)

Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

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c)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

d)

At least annually, the Committee shall obtain and review a report by the external auditors describing: (i) the firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more external audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and Emera (to assess the auditors’ independence). After reviewing the foregoing report and the external auditors’ work throughout the year, the Committee shall evaluate the auditors’ qualifications, performance, professional skepticism and independence. Such evaluation should include the review and evaluation of the lead audit partner and take into account the opinions of Management and the internal auditor. The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under prescribed independence rules. The Committee shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor.

e)

The Committee shall review the experience and qualifications of the audit team, the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

f)

The Committee shall regularly review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and Management’s response.

g)

The Committee will review differences that were noted or proposed by the external auditors, but that were considered immaterial or insignificant; and any “management” or “internal control” letter issued, or proposed to be issued.

3.	Non-Audit Services

a)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

b)

The Committee may establish specific policies and procedures concerning the performance of non-audit services by the external auditor so long as the requirements of applicable legislation and regulation are satisfied.

c)

In accordance with policies and procedures established by the Committee, and applicable legislation and regulation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

4.	Oversight and Monitoring of Audits

a)

The Committee shall review with the external auditor, the internal auditors and Management (i) the audit function generally, (ii) the objectives, staffing, locations, co-ordination, reliance upon Management and internal audit and, (iii) for subsidiaries, reliance on external audit, and general audit approach and scope of proposed audits of the financial statements of Emera and its subsidiaries, (iv) the overall audit plans, (v) the responsibilities of Management, the internal auditors and the external auditor, (vi) the audit procedures to be used and (vii) the timing and estimated budgets of the audits.

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b)

The Committee shall discuss with the external auditor any issues that arise with Management or the internal auditors during the course of the audit and the adequacy of Management’s responses in addressing audit-related deficiencies.

c)	The Committee shall review with Management the results of internal and external audits.

d)

The Committee shall take such other reasonable steps as it may deem necessary to oversee that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

5.	Oversight and Review of Accounting Principles and Practices

The Committee shall oversee, review and discuss with Management, the external auditor and the internal auditors:

a)

the quality, appropriateness and acceptability of Emera’s accounting principles and practices used in its financial reporting, changes in Emera’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “other opinions” sought by Management from an independent auditor, other than the Company’s external auditors, with respect to the accounting treatment of a particular item, and other material written communications between the external auditors and management;

c)	disagreements between Management and the external auditor or the internal auditors regarding the application of any accounting principles or practices;

d)

any material change to Emera’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

e)	the effect of regulatory and accounting initiatives on Emera’s financial statements and other financial disclosures;

f)

any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of Emera;

g)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Emera and their impact on the reported financial results of Emera;

h)

any legal matter, claim or contingency that could have a significant impact on the financial statements, Emera’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in Emera’s financial statements;

i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of Emera’s operations.

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6.	Hiring Policies

The Committee shall review and approve Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

7.	Pension Plans

The Committee shall exercise oversight of the pension plans in accordance with the Pension Oversight Framework adopted by Emera.

8.	Oversight of Finance Matters

a)	The Committee shall review the appointments of key financial executives involved in the financial reporting process of Emera, including the Chief Financial Officer.

b)

The Committee may request for review, and shall receive when requested, material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments. The Committee shall review Emera’s compliance with tax and financial reporting laws and regulations.

c)

The Committee shall meet at least annually with Management to review and discuss Emera’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, and credit and trading risks.

d)

The Committee may review any investments or transactions that the Committee wishes to review, or which the internal or external auditor, or any officer of Emera, may bring to the attention of the Committee within the context of this charter.

e)	The Committee shall review financial information of material subsidiaries of Emera and any auditor recommendations concerning such subsidiaries.

f)

The Committee may request for review, and shall receive when requested, all related party transactions required to be disclosed pursuant to generally accepted accounting principles, and discuss with Management the business rationale for the transactions and whether appropriate disclosures have been made.

9.	Internal Controls

The Committee shall oversee:

a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of Management, the external auditor and the internal auditors for the improvement of accounting practices and internal controls; and

b)	management’s compliance with the Company’s processes, procedures and internal controls.

In exercising such oversight, the Committee shall review and discuss each of the foregoing with Management, the external auditor and the internal auditor.

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The Committee will carry out the following specific duties:

c)

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

d)

Review disclosures made by Emera’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect Emera’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Emera’s internal controls.

e)

Discuss with Emera’s Chief Legal Officer at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by Emera or any of its subsidiaries from regulators or governmental agencies.

10.	Internal Auditor

a)	The lead internal auditor shall report directly to the Committee. The Committee shall:
(i)	approve the appointment of;
(ii)	review the terms of engagement of;
(iii)	be consulted with respect to the compensation payable to, and the replacement or termination of;

the lead internal auditor. The Committee shall review the charter, reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department.

b)

The Committee shall review and approve the annual internal audit plan, and all major changes to the plan. The Committee shall review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan. The Committee shall receive reports on the status of significant findings, recommendations, and management’s responses.

c)

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any issues that arise with Management, and the adequacy of Management’s responses in addressing audit-related deficiencies.

d)

The Committee shall obtain from the internal auditors and review summaries of the significant reports to Management prepared by the internal auditors, and the actual reports if requested by the Committee, and Management’s responses to such reports.

e)	The Committee shall annually receive and review a report on the Chief Executive Officers’ expense accounts.

f)

The Committee may communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.

g)

The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness. The internal auditors shall confirm to the Committee that they adhere to applicable professional standards.

h)

The Committee shall review the independence of the internal auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the internal auditors.

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11.	Complaints

The Committee shall oversee procedures relating to the receipt, retention, and treatment of complaints received concerning accounting, internal accounting controls, or auditing matters. The Committee shall also review procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters.

12.	Other Responsibilities

The Committee shall:

(a)	Annually, review insurance programs;

(b)	Periodically review Management’s process for identifying non-compliance with legal and regulatory requirements;

(c)	Annually receive and review a report on executive officers’ compliance with the Company’s Code of Conduct; and

(d)	Perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

PART II

COMPOSITION

14.	Composition

(a)

Emera’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of Emera nor may they be an officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

(b)

The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements.

(c)

Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

(d)

Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

(e)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

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PART III

COMMITTEE PROCEDURE

15.	Meetings

(a)	Meetings of the Committee may be called by the Chair or at the request of any member. The Committee shall meet at least quarterly.

(b)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

(c)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

(d)

Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

16.	Separate Sessions

(a)

The Committee Chair shall meet periodically with the Chief Financial Officer, the lead internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

(b)	The Chief Financial Officer, the lead internal auditor and the external auditor shall have access to the Committee to bring forward matters requiring its attention.

(c)	The Committee shall meet periodically without Management present.

17.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

18.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

19.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

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20.	Board Relationships and Reporting

The Committee shall:

(a)	Review annually the Committee’s Charter;

(b)

Oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s Annual Information Form and any other applicable disclosure documents;

(c)

Report to the Board at the next following board meeting on any meeting held by the Committee, and as required, regularly report to the Board on Committee activities, issues, and related recommendations; and

(d)	Maintain free and open communication between the Committee, the external auditors, internal auditors, and Management, and determine that all parties are aware of their responsibilities.

21.	Powers

 The Committee shall:

(a)

examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

(b)	have the authority to communicate directly with the internal and external auditors; and

(c)

have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the officers or auditors of Emera and its affiliates.

22.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.